



ROYAL CARIBBEAN CRUISES LTD.

2007 ANNUAL REPORT

ANCHORED IN EXCELLENCE

We always provide service with a friendly greeting and a smile.

We anticipate the needs of our customers.

We make all effort to exceed our customers' expectations.

We take ownership of any problem that is brought to our attention.

We engage in conduct that enhances our corporate reputation and employee morale.

We are committed to act in the highest ethical manner
and respect the rights and dignity of others.

We are loyal to the Royal Caribbean Cruises Ltd. family of companies,
and strive for continuous improvement in everything we do.



FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)	2007	2006	2005
Total Revenues	$6,149,139	$5,229,584	$4,903,174
Operating Income	901,335	858,446	871,565
Income Before Cumulative Effect of a Change in Accounting Principle	603,405	633,922	663,465
Cumulative Effect of a Change in Accounting Principle[1]	–	–	52,491
Net Income	603,405	633,922	715,956[1]
Earnings Per Share (diluted)			
Income Before Cumulative Effect of a Change in Accounting Principle	2.82	2.94	3.03
Net Income	2.82	2.94	3.26[1]
Shareholders' Equity	6,757,343	6,091,575	5,554,465

[1]2005 includes $52.5 million, or $0.22 per share, due to a change in accounting principle.

Total Revenues ($ millions)



88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
$ 523
$ 567
$ 698
$ 760
$1,013
$ 1,113
$ 1,171
$ 1,184
$ 1,357
$ 1,939
$ 2,636
$ 2,546
$ 2,866
$ 3,145
$ 3,434
$ 3,784
$ 4,555
$ 4,903
$ 5,230
$6,149

Income Before Cumulative Effect of a Change in Accounting Principle ($ millions)



88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
$ 14
$ 42
$ 52
$ 4
$ 61
$ 107
$ 137
$ 149
$ 151
$ 175
$ 331
$ 384
$ 445
$ 254
$ 351
$ 281
$ 475
$ 663
$ 634
$603

Shareholders' Equity ($ millions)



88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
$ 295
$ 348
$ 400
$ 404
$ 464
$ 733
$ 846
$ 965
$ 1,085
$ 2,019
$ 2,455
$ 3,261
$ 3,616
$ 3,757
$ 4,035
$ 4,263
$ 4,805
$ 5,554
$ 6,092
$6,757



Royal Caribbean International	Royal Caribbean International delivers the "wow" to more than 3 million guests per year in the contemporary and premium segments of the industry. Brand hallmarks include friendly and engaging service, state-of-the-art cruise ships, family programs, entertainment, health and fitness, and energizing onboard and shoreside activities for guests of all ages.
Celebrity X Cruises	Celebrity Cruises offers comfortably sophisticated, upscale cruise experiences with highly personalized service, exceptional dining, and extraordinary attention to detail. Celebrity is noted for "The World's Best Large Ships," as voted by the readers of *Conde' Nast Traveler* (February 2008 Cruise Poll), and serves the premium segment of the cruise vacation industry.
Azamara Cruises	Azamara Cruises is a deluxe cruise brand designed to deliver truly unique destinations, immersive excursions, and an exceptional onboard experience, within an intimate, small-ship environment. The line consists of two 700-guest ships, *Azamara Journey* and *Azamara Quest.*
pullmantur con alma española	Pullmantur S.A. is a cruise and tour operator based in Madrid, acquired in November, 2006. It is the largest cruise operator in Spain. Pullmantur operates six ships in Europe and Latin America in the contemporary cruise market. It recently added Celebrity Cruises' *Zenith* and Royal Caribbean International's *Empress of the Seas* to its offerings.
Croisières de France	CDF Croisières de France is a cruise line committed to the French market, and was launched by Royal Caribbean Cruises, Ltd. in September, 2007. Its first ship, *Bleu de France*, will begin sailing in May, 2008, after the ship has completed extensive renovations and undergone a cultural transformation to adapt the brand experience to French tastes. The brand will serve the contemporary segment of the cruise market.
Island Cruises relaxed, friendly and informal	Island Cruises, Royal Caribbean's first venture with TUI Travel PLC, formerly First Choice Holidays PLC, offers itineraries designed to attract guests from the United Kingdom and Brazil. Island Cruises' two-ship fleet is composed of the *Island Escape* and *Island Star*, and serves the contemporary cruise vacation segment in Europe and South America.



AT-A-GLANCE

We are the world's second largest cruise company operating 35 ships in the cruise vacation industry with approximately 71,200 berths as of December 31, 2007. We own five cruise brands, Royal Caribbean International, Celebrity Cruises, Pullmantur Cruises, Azamara Cruises, and CDF Croisières de France. In addition, we have a 50 percent investment in a joint venture with TUI Travel PLC, formerly First Choice Holidays PLC, which operates the brand Island Cruises.

Our cruise ships operate on a selection of worldwide itineraries that call on approximately 380 destinations. In conjunction with our cruise vacations, we offer pre- and post-cruise hotel packages, including fully escorted premium land packages. Combined, our brands carried more than 3.9 million passengers in 2007.

Our common stock is listed on the New York Stock Exchange and the Oslo Stock Exchange under the symbol RCL. Our headquarters are located in Miami, Fla., U.S.A., and we have approximately 46,000 employees worldwide.

NEWBUILD PROGRAM

ROYAL CARIBBEAN INTERNATIONAL

SHIP	EXPECTED TO ENTER SERVICE	APPROXIMATE BERTHS
FREEDOM CLASS		
Independence of the Seas	2nd Quarter 2008	3,640
PROJECT GENESIS		
Unnamed	4th Quarter 2009	5,400
Unnamed	4th Quarter 2010	5,400

CELEBRITY CRUISES

SHIP	EXPECTED TO ENTER SERVICE	APPROXIMATE BERTHS
SOLSTICE CLASS		
Celebrity Solstice	4th Quarter 2008	2,850
Celebrity Equinox	3rd Quarter 2009	2,850
Celebrity Eclipse	3rd Quarter 2010	2,850
Unnamed	3rd Quarter 2011	2,850
Unnamed	4th Quarter 2012	2,850



Richard D. Fain
Chairman & Chief Executive Officer



DEAR FELLOW SHAREHOLDERS

It has been an eventful year for our businesses, in the U.S. and around the world. We faced the joint challenges of a declining macroeconomic environment and rapidly rising fuel prices, and demonstrated our ability to come through both challenges well. I'm proud of our team's ability to deliver solid results despite these pressures.

We are determined to deliver stronger returns to our shareholders and to grow our earnings, while continuing to make strategic investments especially in growing our business globally.

In 2007, our revenue yields reached record levels due to the strength of our brands, our favorable position in the marketplace, the excellent quality of our sales and marketing programs, and our industry-leading revenue-management capabilities. We also made a number of significant strategic investments during the year, which we believe will position us even better for the future, especially outside our traditional North American base.

Some notable highlights of the year included:

- Growing revenue yields an average of 0.7 percent;
- Integrating Pullmantur Cruises, our new Spanish cruise line, into the Royal Caribbean family of brands;
- Partially offsetting huge increases in fuel prices through energy-saving initiatives and hedging;
- Forming a national-based cruise line in France, and committing to create a joint venture for a national-based cruise line in Germany;
- Launching Azamara Cruises, a deluxe brand that is managed by Celebrity Cruises;
- Successfully introducing Royal Caribbean International's *Liberty of the Seas*.

During the last year, we've had to make many difficult decisions as we carefully balanced the need to invest in our future with vigorous cost controls. We leveraged our strong position in North America to find efficiencies, while continuing to invest in our growth in Europe, Latin America and Asia.

I feel confident about our ability to improve shareholder value, given our strategic global expansion program, the added capacity from our new ships under construction, and our commitment to strong cost management.

GLOBAL EXPANSION

Last year, we continued to strategically grow our company around the world and diversify our guest sourcing. In 2005, 15 percent of our revenues came from outside North America; in 2008, we expect close to 40 percent will come from these fast-growing markets.

Indeed, as cruising becomes more popular and lines expand their itineraries around the world, increasing numbers of guests residing outside North America are taking advantage of the exceptional value of a cruise vacation. Research from Cruise Lines International Association indicates that we can expect this growth trend in higher internationally-sourced guests to continue, especially from Europe. Given the huge potential



customer base in Europe, and just as importantly, the larger number of vacation days that Europeans enjoy in comparison to North Americans, I'm excited about the potential for growing our business in Europe.

We are continuing to expand our cruise offerings to diversify our guest mix outside of North America. Royal Caribbean International's winter deployment featured itineraries originating in Australia, Asia, Brazil and the Dominican Republic. The three Vision-class ships that are delivering these programs have enjoyed significant year-over-year, net ticket revenue increases. Onboard revenue and costs should also improve as we gain experience with these programs.

In 2007, we invested time and money to integrate Pullmantur into our company and we've already shifted two ships from our other lines into this brand to grow its capacity. We have purchased an additional ship that will go into service in mid-2008, and we are redeploying another ship from Royal Caribbean International by the end of 2008. Pullmantur gives us a very strong platform in Europe's fastest-growing market, and our yields there are already exceeding our expectations. We intend to build on this base and to continue growing this business.

In Asia, we opened an office in Singapore to serve as our Asia-Pacific headquarters to support our marketing efforts in this region. Our short Asia itineraries are attracting emerging upper middle- and middle-class consumers, which will increase brand awareness and serve as a first-time product, leading to longer itineraries. With the number of cruise guests sailing in this region projected to grow by more than 40 percent by 2010, I believe that we can further our reach and strengthen our foothold in Asia-Pacific markets.

In September, we announced our first national cruise brand, CDF Croisières de France, committed to the French market. The new brand will begin sailing its first ship, *Bleu de France*, in May, 2008, after the ship has completed extensive renovations and undergone a cultural transformation wholly adapting the brand experience to French tastes.

We also announced a joint venture with German tour operator, TUI AG, to form TUI Cruises, dedicated to the German market. The onboard product will be custom-tailored to German tastes, and encompass food, entertainment and amenities. TUI Cruises is scheduled to begin service with one ship in 2009, and intends to grow quickly after that with new purpose-built ships. Since the German cruise market is the second largest source market in Europe for cruise passengers after the U.K., I see a great deal of potential there for us.

All in all, we have an incredible opportunity to impress the entire world with an array of outstanding vacations delivered by a compelling portfolio of brands.

NEWBUILDS ON THE HORIZON

The spring 2008 delivery of our third Freedom-class ship and the fourth-quarter arrival of Celebrity Cruises' first newbuild since 2002 will further burnish our reputation for the most innovative hardware in the business.


H2OZ



Independence of the Seas is scheduled for delivery in April and will operate from Southampton, U.K., for the summer seasons. This ship will have its inaugural season in Europe, and the reception of the U.K. market has been terrific. Over recent years, we have built up experience in the U.K. with *Legend of the Seas* and *Navigator of the Seas*. Bookings for *Independence of the Seas* are performing very well, even when compared to the very strong performance of *Navigator of the Seas* this past year.

Celebrity Cruises will mark an important new chapter with the premier of *Celebrity Solstice* towards the end of this year, its first newbuild in six years. The new 2,850-guest ships of this class will be the biggest in the brand's history and will provide opportunities for a breadth of guest experiences that are unique among her competitive set. They also provide great economies of scale for the brand. In recent months, Celebrity has revealed a series of new and exciting features on *Celebrity Solstice*, including staterooms 15 percent larger than previous ships, a half-acre Lawn Club with real grass, a glassblowing studio developed with The Corning Museum of Glass, and unrivaled dining venues offering trendsetting cuisine and design.

Celebrity Solstice will be followed by *Celebrity Equinox* in 2009, *Celebrity Eclipse* in 2010, a fourth Solstice-class ship in 2011, and a fifth in 2012. The dining experience has always been central to our guests' cruise experience, and on *Celebrity Solstice*, we'll present the extraordinary service the brand is known for, in venues designed to complement the spectacular cuisine. The larger size of the *Celebrity Solstice* allows us to offer more options for our guests, with menus created by some of the best talent in the business.

We're also continuing construction of Royal Caribbean's first Project Genesis vessel, a groundbreaking ship design that will be 40 percent larger than the Freedom-class vessels. Its bold design, daring innovations and technological advancements will delight our existing guests and help us attract new ones.





We are just beginning to reveal some of the exciting new features and amenities the Project Genesis ships will offer and interest has been intense. The first ship is due to start service in late 2009 and will be based in Fort Lauderdale, Florida.

CORPORATE CITIZENSHIP

While we are appropriately proud of our financial endeavors, we are also conscious of our other responsibilities. We are indeed fortunate to have such a talented, competent team of professionals who operate with respect for our social responsibilities.

Our primary responsibility has always been, and continues to be, for the safety of our guests and crew. This has often been described as a journey rather than a destination, and our mantra continues to demand continuous improvement. During the year, we took a number of steps to further strengthen this area, including increased centralized organization and oversight; a stronger and better equipped Guest Care team; a greatly enhanced workplace safety program; and an upgraded public health management department. All of these steps, and others like them, help us ensure a leadership position in this paramount area.

We are also conscious of our role as stewards of the environment that we depend on for our livelihood. For example, we have heavily invested in state-of-the-art environmental technologies, such as advanced wastewater purification systems, to reduce our impact on the oceans. So far, four Royal Caribbean ships and four Celebrity ships have operational AWP systems, with installations planned on a total of eight more ships this year as this new technology proves itself. These systems represent an approximate investment of $150 million for retrofitting existing ships and installation on newbuilds, and they purify our wastewater discharges to a purity that is near drinking water quality.

We continue to take other steps to reduce our ships' impact on the environment. We're now operating more energy-efficiently and cost-effectively through high-efficiency lighting systems, window tinting, onboard appliances and equipment with the highest efficiency ratings, silicon-based hull coatings to cut drag and maintenance; and route optimization software. We want our guests to have an enjoyable vacation that is also environmentally friendly.

Finally, through our global community relations program, we contribute to making our communities a better place to live and work. From our shoreside offices in the United States and abroad, to wherever our ships sail worldwide, we contribute at the local level. We provide financial support to nonprofit organizations, donate cruises, and make in-kind donations of supplies, materials, and manpower.

AHEAD IN 2008

In 2008 and beyond, our focus is on improving shareholder returns. We expect to have a 5 percent increase in capacity in 2008, driven primarily by a full year of *Liberty of the Seas*, the April delivery of





Celebrity Solstice will have larger standard staterooms, 90 percent of which will be outside, with 85 percent of these offering verandas. The ship will carry up to 2,850 guests, and will have an exceptional range of guest-inspired services and amenities. Celebrity Cruises has ordered four additional Solstice-class vessels. The November delivery of *Celebrity Solstice* marks the line's first newbuild since 2002.


SOLSTICE

Independence of the Seas, Pullmantur's purchase of *Pacific Star*, and the November delivery of *Celebrity Solstice*. Our heaviest booking season, January and February, was encouraging. We continue to see healthy booking volumes and improved pricing.

Based on this improving revenue performance and our focus on controlling costs, we expect 2008 to be a year of solid improvement in EPS. We've made a number of strategic and structural changes that should drive improved performance, including:

- Diversification of our deployment and guest sourcing outside of North America into Europe, Latin America and Asia Pacific.
- Continual evalution of our hardware and itinerary performance to allocate inventory to the highest-yielding markets.
- Ongoing focus on cost efficiencies and cost management.

I believe we will continue to drive higher yields with our products, and foresee wonderful performance from our Solstice-class and Project Genesis vessels. I thank our more than 46,000 employees for everything they do to help us provide world-class cruise vacations for our guests.

I'm deeply grateful to the members of our Board of Directors for their guidance and efforts on behalf of our company. I also thank you, our shareholders, for your continued support.

Sincerely,

Richard D. Fain
Chairman & Chief Executive Officer

FINANCIAL TABLE OF CONTENTS

As used in this document, the terms "Royal Caribbean," the "Company," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Pullmantur" refers to Pullmantur S.A. and the terms "Royal Caribbean International," "Celebrity Cruises," "Pullmantur Cruises," "Azamara Cruises" and "CDF Croisières de France" refer to our cruise brands. In accordance with cruise vacation industry practice, the term "berths" is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this document constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Words such as "expect," "anticipate," "goal," "project," "plan," "believe," "seek" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to the following:

- general economic and business conditions,
- vacation industry competition and changes in industry capacity and overcapacity,
- the impact of tax laws and regulations affecting our business or our principal shareholders,
- the impact of changes in other laws and regulations affecting our business,
- the impact of pending or threatened litigation,
- the delivery of scheduled new ships,
- emergency ship repairs,
- the impact of problems encountered at shipyards, including industrial actions, shipyard insolvency or financial difficulties,
- the impact on prices of new ships due to shortages in available shipyard facilities, component parts and shipyard consolidations,
- negative incidents involving cruise ships including those involving the health and safety of passengers,
- reduced consumer demand for cruises as a result of any number of reasons, including geo-political and economic uncertainties and the unavailability of air service,
- fears of terrorist attacks, armed conflict and the resulting concerns over safety and security aspects of traveling,
- the impact of the spread of contagious diseases,
- the availability under our unsecured revolving credit facility, cash flows from operations and our ability to obtain new borrowings and raise new capital on terms that are favorable or consistent with our expectations to fund operations, debt payment requirements, capital expenditures and other commitments,
- changes in our stock price or principal shareholders,
- the impact of changes in operating and financing costs, including changes in foreign currency, interest rates, fuel, food, payroll, insurance and security costs,
- weather.

The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. (See Note 1. *General* and Note 2. *Summary of Significant Accounting Policies* to our consolidated financial statements.) Certain of our accounting policies are deemed "critical," as they require management's highest degree of judgment, estimates and assumptions. We have discussed these accounting policies and estimates with the audit committee of our board of directors. We believe our most critical accounting policies are as follows:

Ship Accounting

Our ships represent our most significant assets and are stated at cost less accumulated depreciation. Depreciation of ships is generally computed net of a 15% projected residual value using the straight-line method over estimated service lives of primarily 30 years. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements' estimated useful lives. The estimated cost and accumulated depreciation of replaced or refurbished ship components are written off and any resulting losses are recognized in cruise operating expenses. Repairs and maintenance activities are charged to expense as incurred. We use the deferral method to account for drydocking costs. Under the deferral method, drydocking costs incurred are deferred and charged to expense on a straight-line basis over the period to the next scheduled drydock. Deferred drydock costs consist of the costs to drydock the vessel and other costs incurred in connection with the drydock which are necessary to maintain the vessel's class certification. (See Note 2. *Summary of Significant Accounting Policies* to our consolidated financial statements.)

Our service life and residual value estimates take into consideration the impact of anticipated technological changes, long-term cruise and vacation market conditions and historical useful lives of similarly-built ships. In addition, we take into consideration our estimates of the average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. Given the very large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ship systems; therefore, we estimate the costs of component systems based principally on general and technical information known about major ship component systems and their lives and our knowledge of the cruise vacation industry. We do not identify and track depreciation by ship component systems, but instead utilize these estimates to determine the net cost basis of assets replaced or refurbished.

We believe we have made reasonable estimates for ship accounting purposes. However, should certain factors or circumstances cause us to revise our estimates of ship service lives or projected residual values, depreciation expense could be materially higher or lower. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we had reduced our estimated average 30-year ship service life by one year, depreciation expense for 2007 would have increased by approximately $25.0 million. If our ships were estimated to have no residual value, depreciation expense for 2007 would have increased by approximately $98.5 million.

Valuation of Long-Lived Assets, Goodwill and Indefinite-Lived Intangible Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated future cash flows are less than the carrying value of the asset, an impairment charge would be recognized for the difference between the asset's estimated fair value and its carrying value.

The determination of fair value is based on quoted market prices in active markets, if available. Such markets are often not available for used cruise ships. Accordingly, we also base fair value on independent appraisals, sales price negotiations and projected future cash flows discounted at a rate determined by management to be commensurate with the business risk. The estimation of fair value utilizing discounted forecasted cash flows includes numerous uncertainties which require our significant judgment when making assumptions of revenues, operating costs, marketing, selling and administrative expenses, interest rates, ship additions and retirements, cruise vacation industry competition and general economic and business conditions, among other factors.

Goodwill and other indefinite-lived intangible assets are reviewed annually, or when events or circumstances dictate, more frequently. The impairment review for goodwill consists of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. If the fair value of the reporting unit exceeds the carrying value, no further analysis or write-down of goodwill is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written down to its implied fair value. The indefinite-life intangible asset impairment review consists of a comparison of the fair value of the indefinite-life intangible asset with its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. If the fair value exceeds its carrying amount, the indefinite-life intangible asset is not considered impaired.

The fair value of a reporting unit and an indefinite-life intangible asset is based on quoted market prices if available. Quoted market prices are often not available for individual reporting units and for indefinite-life intangible assets. Accordingly, we base the fair value of a reporting unit and an indefinite-life intangible asset on an expected present value technique, which is often the best technique available to estimate fair value. The expected present value technique for a reporting unit and an indefinite-life intangible asset consists of estimating expected future cash flows discounted using a rate commensurate with the business risk. The estimation of fair value utilizing discounted expected future cash flows includes numerous uncertainties which require our significant judgment when making assumptions of expected revenues, operating costs, marketing, selling and administrative expenses, interest rates, ship additions and retirements as well as assumptions regarding the cruise vacation industry competition and general economic and business conditions, among other factors.

We believe we have made reasonable estimates and judgments in determining whether our long-lived assets and intangible assets have been impaired; however, if there is a material change in the assumptions used in our determination of fair values or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

Contingencies – Litigation

On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, it is possible that certain matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made.

TERMINOLOGY

Our revenues are seasonal based on demand for cruises. Demand is strongest for cruises during the North American summer months and holidays. Our revenues consist of the following items:

Passenger ticket revenues consist of revenue recognized from the sale of passenger tickets and the sale of air transportation to and from our ships.

Onboard and other revenues consist primarily of revenues from the sale of goods and/or services onboard our ships not included in passenger ticket prices, cancellation fees, sales of vacation protection insurance, pre- and post-cruise tours, Pullmantur Cruises' land-based tours and hotel and air packages. Also included are revenues we receive from independent third party concessionaires that pay us a percentage of their revenues in exchange for the right to provide selected goods and/or services onboard our ships.

Our cruise operating expenses consist of the following:

Commissions, transportation and other expenses consist of those costs directly associated with passenger ticket revenues, including travel agent commissions, air and other transportation expenses, port costs that vary with passenger head counts and related credit card fees.

Onboard and other expenses consist of the direct costs associated with onboard and other revenues. These costs include the cost of products sold onboard our ships, vacation protection insurance premiums, costs associated with pre- and post-cruise tours and related credit card fees. These costs also include minimal costs associated with concession revenues, as the costs are mostly incurred by third party concessionaires.

Payroll and related expenses consist of costs for shipboard personnel.

Food expenses include food costs for both passengers and crew.

Fuel expenses include fuel and related delivery and storage costs, including the financial impact of fuel swap agreements.

Other operating expenses consist primarily of operating costs such as repairs and maintenance, port costs that do not vary with passenger head counts, vessel operating lease costs, costs associated with Pullmantur Cruises' land-based tours, vessel related insurance and entertainment.

We do not allocate payroll and related costs, food costs, fuel costs or other operating costs to the expense categories attributable to passenger ticket revenues or onboard and other revenues since they are incurred to provide the total cruise vacation experience.

NON-GAAP FINANCIAL MEASURES

Available Passenger Cruise Days ("APCD") are our measurement of capacity and represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Costs represent the sum of total cruise operating expenses plus marketing, selling and administrative expenses.

Gross Yields represent total revenues per APCD.

Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses (each of which is described under the Terminology heading). In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance. A reconciliation of historical Gross Cruise Costs to Net Cruise Costs is provided below under *Summary of Historical Results of Operations*. We have not provided a quantitative reconciliation of projected Gross Cruise Costs to projected Net Cruise Costs due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.

Net Debt-to-Capital is a ratio which represents total long-term debt, including current portion of long-term debt, less cash and cash equivalents ("Net Debt") divided by the sum of Net Debt and total shareholders' equity. We believe Net Debt and Net Debt-to-Capital, along with total long-term debt and shareholders' equity are useful measures of our capital structure. A reconciliation of historical Debt-to-Capital to Net Debt-to-Capital is provided below under *Summary of Historical Results of Operations.*

Net Revenues represent total revenues less commissions, transportation and other expenses and onboard and other expenses (each of which is described under the Terminology heading).

Net Yields represent Net Revenues per APCD. We utilize Net Revenues and Net Yields to manage our business on a day-to-day basis as we believe that it is the most relevant measure of our pricing performance because it reflects the cruise revenues earned by us net of our most significant variable costs, which are commissions, transportation and other expenses and onboard and other expenses. A reconciliation of historical Gross Yields to Net Yields is provided below under *Summary of Historical Results of Operations*. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.

Occupancy, in accordance with cruise vacation industry practice, is calculated by dividing Passenger Cruise Days by APCD. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days of their respective cruises.

EXECUTIVE OVERVIEW

Over the past five years, we have experienced higher passenger ticket prices and onboard revenues while maintaining strong occupancies. As a result, Net Yields have grown from $146.63 in 2003 to $183.64 in 2007. The industry's focus has shifted so that a larger portion of the revenue growth has come from markets outside of North America. We have responded to this shift by redeploying some of our ships to certain international markets such as Europe, Latin America and Asia, as well as focusing on the continued development of our international passenger sourcing. As a result, our passenger ticket revenues generated by sales originating outside of North America has increased from approximately 19% in 2003 to 30% in 2007. Due to the recent recovery in North American bookings and continued strengthening internationally, we expect to see further yield improvements in 2008, in spite of the current weakening of the U.S. economy and the tighter credit markets. These current economic conditions, however, could eventually have an adverse effect on vacationers' discretionary income and consumer confidence, which could result in a lower demand for cruises, lower cruise prices and lower onboard revenues in the future.

From 2003 through 2007, the cruise industry has been adversely impacted directly and indirectly by substantial increases in fuel prices. In 2003, fuel cost per metric ton was $204, whereas in 2007, our fuel cost per metric ton was $455, an increase of 123%. If our fuel cost per metric ton in 2007 had remained at 2003's level, our fuel expenses would have been approximately $300 million lower in 2007. In addition, fuel and other factors have caused cost increases elsewhere including transportation, food products and other commodities. We have been able to partially mitigate this increase in these costs with our hedging program and energy saving initiatives. Also, we implemented a temporary fuel supplement in 2008; however, we believe this fuel supplement will be partially offset by reductions in ticket prices. We believe higher and volatile fuel prices are a factor that will continue to impact our results of operations for the foreseeable future. Despite these pressures, we continue to focus on cost savings initiatives and expect to limit increases in our Net Cruise Costs on an APCD basis (excluding fuel) to 1% to 2% in 2008.

The Company expects to continue the expansion of its international passenger sourcing and the development and growth of its innovative fleet of ships. As of December 31, 2007, we had signed agreements with two shipyards providing for the construction of seven additional cruise ships. These new ships are expected to continue to help us maintain our current position within the worldwide cruise industry. The year-over-year percentage increase in our capacity for fiscal 2008, 2009, 2010 and 2011, is currently planned to be 5.1%, 9.3%, 11.4% and 6.4%, respectively.

SUMMARY OF HISTORICAL RESULTS OF OPERATIONS

Total revenues increased 17.6% to $6.1 billion from total revenues of $5.2 billion in 2006 primarily due to a 12.3% increase in capacity and a 4.7% increase in Gross Yields. Net Yields increased by approximately 3.3% compared to the same period in 2006. The increase in Net Yields was primarily due to the addition of Pullmantur's tour business which provides additional revenues without corresponding capacity and, to a lesser extent, a positive pricing environment. The increase in total revenues was offset by an increase in expenses primarily due to the increase in capacity and the acquisition of Pullmantur as well as an increase in interest expense. As a result, our net income was $603.4 million or $2.82 per share on a fully diluted basis in 2007 compared to $633.9 million or $2.94 per share on a fully diluted basis in 2006.

Highlights for 2007 included:

- Total revenues increased 17.6% to $6.1 billion from total revenues of $5.2 billion in 2006 primarily due to a 12.3% increase in capacity and a 4.7% increase in Gross Yields. Net Yields increased by approximately 3.3% compared to the same period in 2006.
- Net Cruise Costs per APCD increased 6.6% compared to 2006.
- Our Net Debt-to-Capital ratio decreased to 44.7% in 2007 from 46.6% in 2006. Similarly, our Debt-to-Capital ratio decreased to 45.7% in 2007 from 47.1% in 2006.
- We issued €1.0 billion, or approximately $1.3 billion, of 5.625% senior unsecured notes due 2014 at a price of 99.638% of par. The net proceeds from the offering were used to retire our unsecured bridge loan facility obtained to finance our acquisition of Pullmantur Cruises and to repay a portion of the outstanding balance on our unsecured revolving credit facility.
- We took delivery of *Liberty of the Seas*, Royal Caribbean International's second Freedom-class ship, which was financed with a $589.0 million unsecured term loan.
- We placed two additional ship orders, one for Royal Caribbean International and one for Celebrity Cruises, bringing our total number of ships on order to seven for an additional capacity of approximately 25,800 berths.
- We purchased the 1,000-berth *Pacific Star* and will take possession of the ship in March 2008 at which time the ship will begin sailing under the name *Ocean Dream*.
- We launched a new brand, Azamara Cruises, designed to serve the emerging deluxe cruise segment of the North American cruise market. *Blue Dream* and *Blue Moon* were redeployed from Pullmantur Cruises to Azamara Cruises and are sailing under the names *Azamara Journey* and *Azamara Quest*, respectively.
- We redeployed *Zenith* from Celebrity Cruises to Pullmantur Cruises.
- We amended and restated our unsecured revolving credit facility to increase the amount available from $1.0 billion to $1.2 billion, reduce the effective interest rate to LIBOR plus 0.485%, change the 0.175% commitment fee to a 0.140% facility fee and extend the maturity date from March 27, 2010 to June 29, 2012.
- We launched a second new brand, CDF Croisières de France, designed to serve the contemporary segment of the French cruise market with sailings beginning in May 2008. In April 2008, *Holiday Dream* will be redeployed from Pullmantur Cruises to CDF Croisières de France and will sail under the name *Bleu de France*.

We reported historical total revenues, operating income, income before cumulative effect of a change in accounting principle, cumulative effect of a change in accounting principle, net income and earnings per share as shown in the following table (in thousands, except per share data):

Year Ended December 31,	2007	2006	2005
Total revenues	$6,149,139	$5,229,584	$4,903,174
Operating income	$ 901,335	$ 858,446	$ 871,565
Income before cumulative effect of a change in accounting principle	$ 603,405	$ 633,922	$ 663,465
Cumulative effect of a change in accounting principle[1]	–	–	52,491
Net income	$ 603,405	$ 633,922	$ 715,956
Basic earnings per share:			
Income before cumulative effect of a change in accounting principle	$ 2.84	$ 3.01	$ 3.22
Cumulative effect of a change in accounting principle[1]	$ –	$ –	$ 0.25
Net income	$ 2.84	$ 3.01	$ 3.47
Diluted earnings per share:			
Income before cumulative effect of a change in accounting principle	$ 2.82	$ 2.94	$ 3.03
Cumulative effect of a change in accounting principle[1]	$ –	$ –	$ 0.22
Net income	$ 2.82	$ 2.94	$ 3.26

[1] In the third quarter of 2005, we changed our method of accounting for drydocking costs from the accrual in advance to the deferral method (see Note 2. *Summary of Significant Accounting Policies* to our consolidated financial statements.)

The following table presents historical operating data as a percentage of total revenues for the last three years:

Year Ended December 31,	2007	2006	2005
Passenger ticket revenues	72.0	73.4	73.6
Onboard and other revenues	28.0	26.6	26.4
Total revenues	100.0%	100.0%	100.0%
Cruise operating expenses			
Commissions, transportation and other	18.3	17.6	17.5
Onboard and other	6.6	6.3	6.3
Payroll and related	9.5	9.6	10.4
Food	5.3	5.3	5.5
Fuel	8.9	9.2	7.5
Other operating	16.2	14.1	13.8
Total cruise operating expenses	64.8	62.1	61.0
Marketing, selling and administrative expenses	12.7	13.4	13.0
Depreciation and amortization expenses	7.8	8.1	8.2
Operating income	14.7	16.4	17.8
Other expense	(4.9)	(4.3)	(4.3)
Income before cumulative effect of a change in accounting principle	9.8	12.1	13.5
Cumulative effect of a change in accounting principle	–	–	1.1
Net income	9.8%	12.1%	14.6%

Selected historical statistical information is shown in the following table:

Year Ended December 31,	2007	2006	2005
Passengers Carried	3,905,384	3,600,807	3,476,287
Passenger Cruise Days	26,594,515	23,849,606	23,178,560
APCD	25,155,768	22,392,478	21,733,724
Occupancy	105.7%	106.5%	106.6%

Gross Yields and Net Yields were calculated as follows (in thousands, except APCD and Yields):

Year Ended December 31,	2007	2006	2005
Passenger ticket revenues	$4,427,384	$3,838,648	$3,609,487
Onboard and other revenues	1,721,755	1,390,936	1,293,687
Total revenues	6,149,139	5,229,584	4,903,174
Less:			
Commissions, transportation and other	1,124,022	917,929	858,606
Onboard and other	405,637	331,218	308,611
Net revenues	$4,619,480	$3,980,437	$3,735,957
APCD	25,155,768	22,392,478	21,733,724
Gross Yields	$ 244.44	$ 233.54	$ 225.60
Net Yields	$ 183.64	$ 177.76	$ 171.90

Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except APCD and costs per APCD):

Year Ended December 31,	2007	2006	2005
Total cruise operating expenses	$3,981,698	$3,249,629	$2,994,232
Marketing, selling and administrative expenses	783,040	699,864	635,308
Gross Cruise Costs	4,764,738	3,949,493	3,629,540
Less:			
Commissions, transportation and other	1,124,022	917,929	858,606
Onboard and other	405,637	331,218	308,611
Net Cruise Costs	$3,235,079	$2,700,346	$2,462,323
APCD	25,155,768	22,392,478	21,733,724
Gross Cruise Costs per APCD	$ 189.41	$ 176.38	$ 167.00
Net Cruise Costs per APCD	$ 128.60	$ 120.59	$ 113.30

Net Debt-to-Capital was calculated as follows (in thousands):

As of December 31,	2007	2006
Long-term debt, net of current portion	$ 5,346,547	$ 5,040,322
Current portion of long-term debt	351,725	373,422
Total debt	5,698,272	5,413,744
Less: Cash and cash equivalents	230,784	104,520
Net Debt	$ 5,467,488	$ 5,309,224
Total shareholders' equity	$ 6,757,343	$ 6,091,575
Total debt	5,698,272	5,413,744
Total debt and shareholders' equity	12,455,615	11,505,319
Debt-to-Capital	45.7%	47.1%
Net Debt	5,467,488	5,309,224
Net Debt and shareholders' equity	$12,224,831	$11,400,799
Net Debt-to-Capital	44.7%	46.6%

OUTLOOK

On January 30, 2008, we announced the following guidance for the full year and first quarter of 2008:

Full Year 2008

We announced that bookings have been better than expected given the current economic conditions. We expected Net Yields to increase approximately 4% compared to 2007.

We expected Net Cruise Costs per APCD to increase approximately 2% compared to 2007. Excluding fuel, we expected Net Cruise Costs per APCD to increase in the range of 1% to 2% compared to 2007.

We do not forecast fuel prices and our cost outlook for fuel is based on current "at-the-pump" prices including any hedge impacts. If fuel prices for the full year 2008 remain at the level of January 30, 2008, fuel expenses for the full year 2008 would be approximately $595.0 million or $484 per metric ton. For the full year 2008, our fuel expense is 45% hedged and a 10% change in the market price of fuel would result in a change in fuel costs of approximately $35.0 million for the full year 2008, after taking into account existing hedges.

We expected a 5.1% increase in capacity in 2008, primarily driven by the addition of *Independence of the Seas*, which will enter service in May 2008, a full year of *Liberty of the Seas*, the addition of *Pacific Star*, which will enter service during the first quarter of 2008 and the addition of *Celebrity Solstice*, which will enter service in December 2008.

Depreciation and amortization expenses were expected to be in the range of $525.0 million to $545.0 million, and interest expense was expected to be in the range of $340.0 million to $360.0 million.

Based on the expectations contained in this Outlook section, and assuming that fuel prices remain at the level of the January 30, 2008 "at-the-pump" prices, we expected full year 2008 earnings per share to be in the range of $3.20 to $3.40.

First Quarter 2008

As announced on January 30, 2008, we expected Net Yields will increase approximately 7% compared to 2007.

We expected Net Cruise Costs per APCD to increase approximately 1% compared to 2007. Excluding fuel, we expected Net Cruise Costs per APCD to decrease in the range of 1% to 2% compared to 2007.

We do not forecast fuel prices and our cost outlook for fuel is based on current "at-the-pump" prices including any hedge impacts. If fuel prices for the first quarter of 2008 remain at the level of January 30, 2008, fuel expenses for the first quarter of 2008 would be approximately $145.0 million or $492 per metric ton. For the first quarter of 2008, our fuel expense is 52% hedged and a 10% change in the market price of fuel would result in a change in fuel costs of approximately $8.0 million for the first quarter of 2008, after taking into account existing hedges.

We expected an 8.8% increase in capacity, primarily driven by the addition of *Liberty of the Seas*, which entered service in May 2007.

Depreciation and amortization expenses were expected to be in the range of $123.0 million to $128.0 million and interest expense was expected to be in the range of $82.0 million to $87.0 million.

Based on the expectations contained in this Outlook section, and assuming that fuel prices remain at the level of the January 30, 2008 "at-the-pump" prices, we expected first quarter 2008 earnings per share to be in the range of $0.30 to $0.35.

Update to Outlook

Since our January 30, 2008 announcement, we have evaluated major changes in our operating environment including booking trends, fuel prices, the impact of our fuel supplement and other factors. Based on our evaluation of these factors, our outlook for the year remains substantially unchanged and we continue to expect full year 2008 earnings per share to be in the range of $3.20 to $3.40. Mainly due to a shift in the timing of certain expenses, we now believe first quarter earnings per share will be in the range of $0.25 to $0.30.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Revenues

Net Revenues increased 16.1% in 2007 compared to 2006 due to a 12.3% increase in capacity and a 3.3% increase in Net Yields. The increase in capacity was primarily attributed to the addition of Pullmantur Cruises' fleet, the addition of *Liberty of the Seas*, which entered service in May 2007 and a full year of *Freedom of the Seas*. This increase was partially offset by the revitalization of *Majesty of the Seas* during the first quarter of 2007 which was out of service for 28 days and an increase in the number of days ships were in drydock during 2007 as compared to 2006. The increase in Net Yields was primarily due to the addition of Pullmantur's tour business which provides additional revenues without corresponding capacity and, to a lesser extent, an increase in ticket prices on a per passenger basis. This increase was partially offset by a decrease in onboard revenues primarily due to an expanded cruise season in certain markets and itinerary changes for certain ships where guests spend less onboard our ships. Occupancy in 2007 was 105.7% compared to 106.5% in 2006. Gross Yields increased 4.7% in 2007 compared to 2006, which was a larger percentage increase than Net Yields primarily due to increases in commissions, transportation, other expenses and onboard and other expenses. The increase in commissions, transportation and other expenses was primarily due to Pullmantur Cruises' higher commission expenses. This increase was also due to increases in these direct costs as a result of an expanded cruise season in certain markets and itinerary changes for certain ships. The increase in onboard and other expenses was primarily due to increases in shore excursions and land-tour packages sold to our guests as a result of an expanded cruise season in certain markets and itinerary changes for certain ships as well as the acquisition of Pullmantur.

Onboard and other revenues included concession revenues of $239.3 million and $234.5 million in 2007 and 2006, respectively. The increase in concession revenues was primarily due to the increase in capacity mentioned above.

Expenses

Net Cruise Costs increased 19.8% in 2007 compared to 2006 due to a 12.3% increase in capacity mentioned above and a 6.6% increase in Net Cruise Costs per APCD. The increase in Net Cruise Costs per APCD was primarily due to increases in other operating expenses. Other operating expenses increased primarily due to the addition of Pullmantur's tour business which adds costs without corresponding capacity. Gross Cruise Costs increased 20.6% in 2007 compared to 2006, primarily due to the same reasons discussed above for Net Cruise Costs.

Depreciation and amortization expenses increased 14.6% in 2007 compared to 2006. The increase was primarily due to the addition of the Pullmantur fleet and the addition of *Liberty of the Seas*, which entered service in May 2007. The increase was also due to the incremental depreciation as a result of the addition of *Freedom of the Seas*, which entered service in June 2006, shore side additions and ship improvements.

Other Income (Expense)
Interest expense, net of interest capitalized, increased to $333.8 million in 2007 from $267.9 million in 2006. Gross interest expense increased to $373.7 million in 2007 from $295.7 million in 2006. The increase was primarily due to a higher average debt level. Interest capitalized increased to $39.9 million in 2007 from $27.8 million in 2006 primarily due to a higher average level of investment in ships under construction. These amounts are recorded in interest expense, net of interest capitalized.

Other income decreased to $15.8 million in 2007 from $28.1 million in 2006. The decrease was primarily due to a $36.0 million gain on the settlement of a lawsuit in 2006 that did not recur in 2007, partially offset by a gain of $23.1 million related to certain derivative instruments associated with our ship construction firm commitments denominated in euros that did not qualify for hedge accounting treatment.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Revenues
Net Revenues increased 6.5% in 2006 compared to 2005 due to a 3.4% increase in Net Yields and a 3.0% increase in capacity. The increase in Net Yields was primarily due to higher cruise ticket prices, onboard spending and revenue associated with the charter of *Horizon* to Island Cruises, our joint venture with TUI Travel. Higher cruise ticket prices were primarily attributable to a strong demand environment. The increase in capacity was primarily attributed to the addition of *Freedom of the Seas* in 2006 and the lengthening of *Enchantment of the Seas* in 2005. This increase was partially offset by the charter of *Horizon* to Island Cruises. Occupancy in 2006 was 106.5% compared to 106.6% in 2005. Gross Yields increased 3.5% in 2006 compared to 2005 primarily due to the same reasons discussed above for Net Yields.

Onboard and other revenues included concession revenues of $234.5 million and $223.0 million in 2006 and 2005, respectively. The increase in concession revenues was primarily due to the increase in capacity mentioned above and higher amounts spent per passenger onboard.

Expenses
Net Cruise Costs increased 9.7% in 2006 compared to 2005 due to a 6.4% increase in Net Cruise Costs per APCD and the 3.0% increase in capacity mentioned above. Approximately 4.0 percentage points of the increase in Net Cruise Costs per APCD were attributed to increases in fuel expenses. Total fuel expenses (net of the financial impact of fuel swap agreements) increased 28.2% per metric ton in 2006 as compared to an increase of 46.0% per metric ton in 2005. As a percentage of total revenues, fuel expenses were 9.2% and 7.5% in 2006 and 2005, respectively. The remaining 2.4 percentage points of the increase in Net Cruise Costs per APCD were primarily attributed to increases in marketing, selling and administrative expenses associated with personnel costs. Gross Cruise Costs increased 8.8% in 2006 compared to 2005, which was a lower percentage increase than Net Cruise Costs primarily due to lower trip insurance expenses as a result of lower trip insurance premiums and lower commission expenses as a result of an increase in direct business.

Depreciation and amortization expenses increased 4.9% in 2006 compared to 2005. The increase was primarily due to the addition of *Freedom of the Seas*, ship improvements and shore side additions.

Other Income (Expense)
Gross interest expense increased to $295.7 million in 2006 from $287.4 million in 2005. The increase was primarily attributable to higher interest rates, partially offset by lower average debt levels. Interest capitalized increased to $27.8 million in 2006 from $17.7 million in 2005 primarily due to a higher average level of investment in ships under construction.

During 2006, we partially settled a pending lawsuit against Rolls Royce and Alstom Power Conversion, co-producers of the mermaid pod-propulsion system on Millennium-class ships, for the recurring Mermaid pod failures. Under the terms of the partial settlement, we received $38.0 million from Alstom and released them from the suit, which remains pending against Rolls Royce. The $38.0 million settlement resulted in a gain of $36.0 million, net of reimbursements to insurance companies.

In July 2005, TUI Travel redeemed in full its 6.75% convertible preferred shares. We received $348.1 million in cash, resulting in a net gain of $44.2 million, primarily due to foreign exchange.

Dividend income decreased approximately $14.2 million for 2006 compared to 2005 due to the redemption of our TUI Travel investment in the third quarter of 2005.

Cumulative Effect of a Change in Accounting Principle
In the third quarter of 2005, we changed our method of accounting for drydocking costs from the accrual in advance to the deferral method (see Note 2. *Summary of Significant Accounting Policies* to our consolidated financial statements.) The change resulted in a one-time gain of $52.5 million, or $0.22 per share on a diluted basis, to recognize the cumulative effect of the change on prior years, which we reflected as part of our results in 2005. Other than this one-time gain, the change did not have a material impact on our consolidated statements of operations.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash
Cash flow generated from operations provides us with a significant source of liquidity. Net cash provided by operating activities was $1.3 billion in 2007 and $948.5 million in 2006. The increase was primarily a result of an increase in customer deposits of $184.7 million and an increase in accrued expenses and other liabilities of $150.2 million. The increase in customer deposits was primarily due to incremental deposits received for our recently acquired and soon to be delivered ships. This increase was also due to higher ticket prices and the timing of scheduled drydocks as compared to 2006. The increase in accrued expenses and other liabilities was due to the timing of payments of interest and other short-term liabilities. The increase in net cash provided by operating activities was also due to $121.2 million in payments of accreted interest on the LYONs repurchase in 2006 that did not recur in 2007.

Net cash used in investing activities decreased to $1.2 billion in 2007 from $1.8 billion in 2006. The decrease was primarily due to $553.3 million related to the purchase of Pullmantur, net of cash acquired, during 2006 that did not recur in 2007. The decrease was also due to the purchase of $100.0 million of notes from TUI Travel during 2006 which were repaid in 2007. The decrease was partially offset by an increase in capital expenditures which were $1.3 billion in 2007, compared to $1.2 billion in 2006. Capital expenditures were primarily related to the purchase of *Pacific Star*, the deliveries of *Liberty of the Seas* in 2007 and *Freedom of the Seas* in 2006 as well as progress payments for ships under construction in both years.

Net cash provided by financing activities was $36.6 million in 2007 compared to $879.7 million in 2006. The decrease was primarily due to a decrease in proceeds from debt issuances of $998.9 million and an increase in repayments of debt of $20.0 million. The decrease was also partially offset by $164.6 million of treasury stock purchased during 2006 that did not recur in 2007. During 2007, we received net proceeds of €990.9 million, or $1.3 billion, from a bond offering consisting of €1.0 billion, or $1.3 billion, of 5.625% senior unsecured notes due 2014. In addition, we received $589.0 million through an unsecured term loan due through 2014 to purchase *Liberty of the Seas* and drew $50.0 million on our unsecured revolving credit facility. During 2007, we made debt repayments on various loan facilities and capital leases, including a payment of $906.5 million to retire the €701.0 million outstanding balance on our unsecured bridge loan facility. In addition, we made $465.0 million in payments towards our unsecured revolving credit facility, a payment of $200.0 million to retire our 7% unsecured senior notes due 2007, and a payment of $61.2 million to repay term loans secured by two Celebrity ships. During 2007 and 2006 we received $19.6 million and $23.0 million, respectively, in connection with the exercise of common stock options and we paid cash dividends on our common stock of $98.3 million and $124.5 million, respectively. Net Debt-to-Capital decreased to 44.7% in 2007 compared to 46.6% in 2006. Similarly, our Debt-to-Capital ratio decreased to 45.7% in 2007 from 47.1% in 2006.

Interest capitalized during 2007 increased to $39.9 million from $27.8 million in 2006 primarily due to a higher average level of investment in ships under construction.

Future Capital Commitments

Our future capital commitments consist primarily of new ship orders. As of December 31, 2007, we had one Freedom-class ship and two ships of a new Project Genesis class designated for Royal Caribbean International and four Solstice-class ships, designated for Celebrity Cruises, on order for an aggregate additional capacity of approximately 25,800 berths. The aggregate cost of the seven ships is approximately $7.0 billion, of which we have deposited $499.6 million as of December 31, 2007. Approximately 7.7% of the aggregate cost of ships was exposed to fluctuations in the euro exchange rate at December 31, 2007. (See Note 13. *Fair Value of Financial Instruments* to our consolidated financial statements.)

As of December 31, 2007 we anticipated overall capital expenditures, including the seven ships on order, will be approximately $1.9 billion for 2008, $2.0 billion for 2009, $2.2 billion for 2010, and $1.0 billion for 2011.

Recently we reached an agreement with Meyer Werft to build a fifth Solstice-class ship for Celebrity Cruises, subject to certain conditions, for an additional capacity of approximately 2,850 berths, expected to enter service in the fourth quarter of 2012. Based on current exchange rates, we estimate the all-in cost of this ship will be approximately $320,000 per berth. This amount is not included in the anticipated overall capital expenditures reflected above.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2007, our contractual obligations were as follows (in thousands):

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations[1]	$ 5,645,940	$ 348,402	$1,044,574	$ 929,375	$3,323,589
Capital lease obligations[1]	52,332	3,323	6,344	3,747	38,918
Operating lease obligations[2,3]	545,747	67,042	112,938	329,540	36,227
Ship purchase obligations[4]	5,571,652	1,490,376	3,407,191	674,085	–
Other[5]	630,440	123,722	139,601	136,869	230,248
Total	$12,446,111	$2,032,865	$4,710,648	$2,073,616	$3,628,982

[1] Amounts exclude interest.

[2] We are obligated under noncancelable operating leases primarily for a ship, offices, warehouses and motor vehicles.

[3] Under the *Brilliance of the Seas* lease agreement, we may be required to make a termination payment of approximately £126.0 million, or approximately $250.3 million, based on the exchange rate at December 31, 2007, if the lease is canceled in 2012. This amount is included in the three to five years category. (See Note 14. *Commitments and Contingencies* to our consolidated financial statements.)

[4] Amounts represent contractual obligations with initial terms in excess of one year.

[5] Amounts represent future commitments with remaining terms in excess of one year to pay for our usage of certain port facilities, marine consumables, services and maintenance contracts.

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

Under the *Brilliance of the Seas* operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates, capital allowance deductions and certain unfavorable determinations which may be made by United Kingdom tax authorities. These indemnifications could result in an increase in our lease payments. We are unable to estimate the maximum potential increase in our lease payments due to the various circumstances, timing or a combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification in any material amount is probable.

Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification in any material amount is probable.

Other than the items described above, we are not party to any other off-balance sheet arrangements, including guarantee contracts, retained or contingent interest, certain derivative instruments and variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on our financial position.

FUNDING SOURCES

As of December 31, 2007, our liquidity was $1.4 billion consisting of approximately $0.2 billion in cash and cash equivalents and $1.2 billion available under our unsecured revolving credit facility. (See Note 6. *Long-Term Debt* to our consolidated financial statements.) We have contractual obligations of approximately $2.0 billion due during the twelve-month period ending December 31, 2008. We anticipate these contractual obligations could be funded through a combination of cash flows from operations, drawdowns under our available unsecured revolving credit facility, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. Although we believe our existing unsecured revolving credit facility, cash flows from operations, our ability to obtain new borrowings and/or raise new capital or a combination of these sources will be sufficient to fund operations, debt payment requirements, capital expenditures and other commitments over the next twelve-month period, there can be no assurances that these sources of cash will be available in accordance with our expectations.

Our financing agreements contain covenants that require us, among other things, to maintain minimum net worth, fixed charge coverage ratio and limit our Net Debt-to-Capital ratio. We were in compliance with all covenants as of December 31, 2007.

If any person other than A. Wilhelmsen AS. and Cruise Associates, our two principal shareholders, acquires ownership of more than 30% of our common stock and our two principal shareholders, in the aggregate, own less of our common stock than such person and do not collectively have the right to elect, or to designate for election, at least a majority of the board of directors, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our liquidity and operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FINANCIAL INSTRUMENTS AND OTHER

General

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We manage these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments pursuant to our hedging practices and policies. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. We monitor our derivative positions using techniques including market valuations and sensitivity analyses. (See Note 13. *Fair Value of Financial Instruments* to our consolidated financial statements.)

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates to our long-term debt obligations and our operating lease for *Brilliance of the Seas*. At December 31, 2007, 58% of our long-term debt was effectively fixed and 42% was floating. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense and rent expense.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. At December 31, 2007, our interest rate swap agreements effectively changed $350.0 million of fixed rate debt with a weighted-average fixed rate of 7.25% to LIBOR-based floating rate debt, and €1.0 billion of fixed rate debt with a weighted-average fixed rate of 5.625% to EURIBOR-based floating rate debt. We have cross currency swap agreements that effectively change €300.0 million of the €1.0 billion floating EURIBOR-based debt to floating LIBOR-based debt. (See *Foreign Currency Exchange Rate Risk* for further information). The estimated fair value of our long-term fixed rate debt at December 31, 2007, was $5.0 billion using quoted market prices, where available, or using the present value of expected future cash flows. The fair value of our associated interest rate swap agreements was estimated to be an asset of $23.4 million as of December 31, 2007 based on the present value of expected future cash flows. A hypothetical one percentage point decrease in interest rates at December 31, 2007 would increase the fair value of our long-term fixed rate debt, by approximately $99.5 million, net of an increase in the fair value of the associated interest rate swap agreements.

Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates. A hypothetical one percentage point increase in interest rates would increase our 2008 interest expense by approximately $19.3 million, assuming no change in exchange rates.

Market risk associated with our operating lease for *Brilliance of the Seas* is the potential increase in rent expense from an increase in sterling LIBOR rates. As of January 2008, we have effectively changed 50% of the operating lease obligation from a floating rate to a fixed rate obligation with a weighted-average rate of 4.76% through rate fixings with the lessor. A hypothetical one percentage point increase in sterling LIBOR rates would increase our 2008 rent expense by approximately $2.2 million, based on the exchange rate at December 31, 2007.

Foreign Currency Exchange Rate Risk

Our primary exposure to foreign currency exchange rate risk relates to our ship construction firm commitments denominated in euros. We enter into euro-denominated forward contracts to manage this risk. The estimated fair value of such euro-denominated forward contracts at December 31, 2007, was a net unrealized gain of approximately $413.7 million, based on the present value of expected future cash flows. At December 31, 2007, approximately 7.7% of the aggregate cost of the ships was exposed to fluctuations in the euro exchange rate. A hypothetical 10% strengthening of the euro as of December 31, 2007, assuming no changes in comparative interest rates, would result in a $620.3 million increase in the United States dollar cost of the foreign currency denominated ship construction contracts. This increase would be largely offset by an increase in the fair value of our euro-denominated forward contracts.

As discussed above, we have cross currency swap agreements that effectively change €300.0 million of floating EURIBOR-based debt to $389.1 million of floating LIBOR-based debt at December 31, 2007. (See *Interest Rate Risk* for further information). The estimated fair value of these cross currency swap agreements at December 31, 2007, was an asset of approximately $54.0 million based on the present value of expected future cash flows. A hypothetical 10% strengthening of the euro as of December 31, 2007, assuming no changes in comparative interest rates, would result in an increase in the fair value of the €300.0 million of floating EURIBOR-based debt by $43.8 million, offset by an increase in the fair value of the cross currency swap agreements of $44.7 million.

Also, we consider our investments in foreign subsidiaries to be denominated in relatively stable currencies and of a long-term nature. We partially address the exposure of our investments in foreign subsidiaries by denominating a portion of our debt in our subsidiaries' functional currencies (generally euros). Specifically, we have assigned debt of approximately €466.0 million, or approximately $679.9 million, as a hedge of our net investment in Pullmantur and, accordingly, have included approximately $64.0 million of foreign-currency transaction losses in the foreign currency translation adjustment component of accumulated other comprehensive income (loss) at December 31, 2007. A hypothetical 10% increase or decrease in the December 31, 2007 foreign currency exchange rate would increase or decrease the fair value of our assigned debt by $68.0 million, which would be offset by a corresponding decrease or increase in the U.S. dollar value of our net investment.

Fuel Price Risk

Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. Fuel cost (net of the financial impact of fuel swap agreements), as a percentage of our total revenues, was approximately 8.9% in 2007, 9.2% in 2006 and 7.5% in 2005. We use fuel swap agreements to mitigate the financial impact of fluctuations in fuel prices. As of December 31, 2007, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of approximately $223.9 million, maturing through 2009. The estimated fair value of these contracts at December 31, 2007 was an unrealized gain of $68.6 million. We estimate that a hypothetical 10% increase in our weighted-average fuel price from that experienced during the year ended December 31, 2007 would increase our 2008 fuel cost by approximately $57.4 million. This increase would be partially offset by an increase in the fair value of our fuel swap agreements maturing in 2008 of approximately $20.8 million.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for the years 2003 through 2007 and as of the end of each such year, are derived from our audited financial statements and should be read in conjunction with those financial statements and the related notes.

(in thousands, except per share data) Year Ended December 31,	2007	2006	2005	2004	2003
Operating Data:					
Total revenues	**$ 6,149,139**	$ 5,229,584	$ 4,903,174	$ 4,555,375	$ 3,784,249
Operating income	**901,335**	858,446	871,565	753,589	526,185
Income before cumulative effect of a change in accounting principle	**603,405**	633,922	663,465	474,691	280,664
Cumulative effect of a change in accounting principle[1]	**–**	–	52,491	–	–
Net income	**603,405**	633,922	715,956	474,691	280,664
Per Share Data – Basic:					
Income before cumulative effect of a change in accounting principle	**$ 2.84**	$ 3.01	$ 3.22	$ 2.39	$ 1.45
Cumulative effect of a change in accounting principle[1]	**$ –**	$ –	$ 0.25	$ –	$ –
Net income	**$ 2.84**	$ 3.01	$ 3.47	$ 2.39	$ 1.45
Weighted-average shares	**212,784**	210,703	206,217	198,946	194,074
Per Share Data – Diluted:					
Income before cumulative effect of a change in accounting principle	**$ 2.82**	$ 2.94	$ 3.03	$ 2.26	$ 1.42
Cumulative effect of a change in accounting principle[1]	**$ –**	$ –	$ 0.22	$ –	$ –
Net income	**$ 2.82**	$ 2.94	$ 3.26	$ 2.26	$ 1.42
Weighted-average shares and potentially dilutive shares	**214,255**	221,485	234,714	234,580	211,175
Dividends declared per common share	**$ 0.60**	$ 0.60	$ 0.56	$ 0.52	$ 0.52
Balance Sheet Data:					
Total assets	**$14,982,281**	$13,393,088	$11,255,771	$11,964,084	$11,322,742
Total debt, including capital leases	**5,698,272**	5,413,744	4,154,775	5,731,944	5,835,804
Common stock	**2,235**	2,225	2,165	2,012	1,961
Total shareholders' equity	**6,757,343**	6,091,575	5,554,465	4,804,520	4,262,897

[1] In the third quarter of 2005, we changed our method of accounting for drydocking costs from the accrual in advance to the deferral method (see Note 2. *Summary of Significant Accounting Policies* to our consolidated financial statements.)

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, the independent registered certified public accounting firm that audited our consolidated financial statements included in our Annual Report on Form 10-K, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

PRICEWATERHOUSECOOPERS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF ROYAL CARIBBEAN CRUISES, LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Royal Caribbean Cruises, Ltd. and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page 22 of the 2007 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 of the consolidated financial statements, the Company changed its method of accounting for drydock costs in 2005.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Miami, Florida
February 19, 2008

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data) Year Ended December 31,	2007	2006	2005
Passenger ticket revenues	$4,427,384	$3,838,648	$3,609,487
Onboard and other revenues	1,721,755	1,390,936	1,293,687
Total revenues	6,149,139	5,229,584	4,903,174
Cruise operating expenses:			
Commissions, transportation and other	1,124,022	917,929	858,606
Onboard and other	405,637	331,218	308,611
Payroll and related	584,081	501,874	510,692
Food	322,996	278,604	270,674
Fuel	546,029	480,187	367,864
Other operating	998,933	739,817	677,785
Total cruise operating expenses	3,981,698	3,249,629	2,994,232
Marketing, selling and administrative expenses	783,040	699,864	635,308
Depreciation and amortization expenses	483,066	421,645	402,069
	5,247,804	4,371,138	4,031,609
Operating Income	901,335	858,446	871,565
Other income (expense):			
Interest income	20,025	15,238	9,129
Interest expense, net of interest capitalized	(333,784)	(267,861)	(269,750)
Other income	15,829	28,099	52,521
	(297,930)	(224,524)	(208,100)
Income Before Cumulative Effect of a Change in Accounting Principle	603,405	633,922	663,465
Cumulative effect of a change in accounting principle (Note 2)	–	–	52,491
Net Income	$ 603,405	$ 633,922	$ 715,956
Basic Earnings per Share:			
Income before cumulative effect of a change in accounting principle	$ 2.84	$ 3.01	$ 3.22
Cumulative effect of a change in accounting principle (Note 2)	$ –	$ –	$ 0.25
Net income	$ 2.84	$ 3.01	$ 3.47
Diluted Earnings per Share:			
Income before cumulative effect of a change in accounting principle	$ 2.82	$ 2.94	$ 3.03
Cumulative effect of a change in accounting principle (Note 2)	$ –	$ –	$ 0.22
Net income	$ 2.82	$ 2.94	$ 3.26
Pro Forma Amounts (assuming change in accounting principle was applied retrospectively) (Note 2) (unaudited):			
Pro forma net income	$ 603,405	$ 633,922	$ 663,465
Pro forma basic earnings per share	$ 2.84	$ 3.01	$ 3.22
Pro forma diluted earnings per share	$ 2.82	$ 2.94	$ 3.03

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data) As of December 31,	2007	2006
Assets		
Current assets		
Cash and cash equivalents	$ 230,784	$ 104,520
Trade and other receivables, net	313,640	185,886
Inventories	96,813	76,969
Prepaid expenses and other assets	137,662	98,381
Derivative financial instruments	213,892	36,148
Total current assets	992,791	501,904
Property and equipment, net	12,253,784	11,429,106
Goodwill	797,791	721,514
Other assets	937,915	740,564
	$14,982,281	$13,393,088
Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 351,725	$ 373,422
Accounts payable	222,895	193,794
Accrued expenses and other liabilities	533,674	351,131
Customer deposits	1,084,359	896,943
Hedged firm commitments	146,642	57,078
Total current liabilities	2,339,295	1,872,368
Long-term debt	5,346,547	5,040,322
Other long-term liabilities	539,096	388,823
Commitments and contingencies (Note 14)		
Shareholders' equity		
Preferred stock ($0.01 par value; 20,000,000 shares authorized; none outstanding)	–	–
Common stock ($0.01 par value; 500,000,000 shares authorized; 223,509,136 and 222,489,872 shares issued, December 31, 2007 and December 31, 2006, respectively)	2,235	2,225
Paid-in capital	2,942,935	2,904,041
Retained earnings	4,114,877	3,639,211
Accumulated other comprehensive income (loss)	120,955	(30,802)
Treasury stock (11,026,271 and 10,985,927 common shares at cost, December 31, 2007 and December 31, 2006, respectively)	(423,659)	(423,100)
Total shareholders' equity	6,757,343	6,091,575
	$14,982,281	$13,393,088

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Year Ended December 31,	2007	2006	2005
Operating Activities			
Net income	$ 603,405	$ 633,922	$ 715,956
Adjustments:			
Depreciation and amortization	483,066	421,645	402,069
Cumulative effect of a change in accounting principle	-	-	(52,491)
Gain on redemption of investment	-	-	(44,207)
Accretion of original issue discount on debt	1,810	17,902	45,718
Changes in operating assets and liabilities:			
Increase in trade and other receivables, net	(122,682)	(38,855)	(19,349)
(Increase) decrease in inventories	(19,424)	(7,441)	2,457
(Increase) decrease in prepaid expenses and other assets	(37,650)	707	(5,009)
Increase (decrease) in accounts payable	23,398	(29,671)	(3,741)
Increase in accrued expenses and other liabilities	150,195	21,815	31,772
Increase in customer deposits	184,713	9,724	9,912
Accreted interest paid on LYONs repurchase	-	(121,199)	-
Other, net	1,863	39,957	28,273
Net cash provided by operating activities	1,268,694	948,506	1,111,360
Investing Activities			
Purchases of property and equipment	(1,317,381)	(1,180,579)	(429,898)
Repayment (purchase) of notes from TUI Travel	100,000	(100,000)	-
Purchase of Pullmantur, net of cash acquired	-	(553,312)	-
Purchases of short-term investments	-	-	(56,500)
Proceeds from sale of short-term investments	-	-	56,500
Proceeds from redemption of investment	-	-	348,070
Other, net	46,823	(15,187)	(7,198)
Net cash used in investing activities	(1,170,558)	(1,849,078)	(89,026)
Financing Activities			
Proceeds from issuance of debt	1,934,979	2,933,915	390,000
Debt issuance costs	(10,146)	(10,004)	(5,512)
Repayments of debt	(1,805,798)	(1,785,773)	(1,564,715)
Dividends	(98,298)	(124,460)	(118,764)
Proceeds from exercise of common stock options	19,632	23,026	21,996
Purchases of treasury stock	-	(164,582)	(249,122)
Other, net	(3,758)	7,585	590
Net cash provided by (used in) financing activities	36,611	879,707	(1,525,527)
Effect of exchange rate changes on cash	(8,483)	-	-
Net increase (decrease) in cash and cash equivalents	126,264	(20,865)	(503,193)
Cash and cash equivalents at beginning of year	104,520	125,385	628,578
Cash and cash equivalents at end of year	$ 230,784	$ 104,520	$ 125,385
Supplemental Disclosures			
Cash paid during the year for:			
Interest, net of amount capitalized	$ 285,206	$ 376,817	$ 236,477

Supplemental Schedule of Noncash Investing Activity

The Company purchased all of the capital stock of Pullmantur for approximately $558.9 million in November 2006. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired	$ 1,111,117
Cash paid for capital stock	(558,948)
Liabilities assumed	$ 552,169

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balances at January 1, 2005	$2,012	$2,206,157	$2,533,265	$ 71,363	$ (8,277)	$4,804,520
Issuance under employee related plans	12	28,059	–	–	(560)	27,511
Purchases of treasury stock	–	–	–	–	(249,122)	(249,122)
Common stock dividends	–	–	(116,935)	–	–	(116,935)
Changes related to cash flow derivative hedges	–	–	–	(100,472)	–	(100,472)
Minimum pension liability adjustment	–	–	–	846	–	846
Debt converted to common stock	141	472,020	–	–	–	472,161
Net income	–	–	715,956	–	–	715,956
Balances at December 31, 2005	2,165	2,706,236	3,132,286	(28,263)	(257,959)	5,554,465
Issuance under employee related plans	12	42,031	–	–	(559)	41,484
Purchases of treasury stock	–	–	–	–	(164,582)	(164,582)
Common stock dividends	–	–	(126,997)	–	–	(126,997)
Changes related to cash flow derivative hedges	–	–	–	3,507	–	3,507
Adoption of SFAS Statement No. 158	–	–	–	(6,981)	–	(6,981)
Minimum pension liability adjustment	–	–	–	834	–	834
Foreign currency translation adjustments	–	–	–	101	–	101
Debt converted to common stock	48	155,774	–	–	–	155,822
Net income	–	–	633,922	–	–	633,922
Balances at December 31, 2006	2,225	2,904,041	3,639,211	(30,802)	(423,100)	6,091,575
Issuance under employee related plans	10	38,894	–	–	(559)	38,345
Common stock dividends	–	–	(127,739)	–	–	(127,739)
Changes related to cash flow derivative hedges	–	–	–	152,523	–	152,523
Change in defined benefit plans	–	–	–	3,500	–	3,500
Foreign currency translation adjustments	–	–	–	(4,266)	–	(4,266)
Net income	–	–	603,405	–	–	603,405
Balances at December 31, 2007	**$2,235**	**$2,942,935**	**$4,114,877**	**$ 120,955**	**$(423,659)**	**$6,757,343**

Comprehensive income is as follows (in thousands):

Year Ended December 31,	**2007**	2006	2005
Net income	**$603,405**	$633,922	$ 715,956
Changes related to cash flow derivative hedges	**152,523**	3,507	(100,472)
Minimum pension liability adjustment	–	834	846
Change in defined benefit plans	**3,500**	–	–
Foreign currency translation adjustments	**(4,266)**	101	–
Total comprehensive income	**$755,162**	$638,364	$ 616,330

The following tables summarize activity in accumulated other comprehensive income (loss) related to derivatives designated as cash flow hedges, change in defined benefit plans and the foreign currency translation adjustments (in thousands):

Year Ended December 31,	**2007**	2006	2005
Accumulated net (loss) gain on cash flow derivative hedges at beginning of year	**$ (14,664)**	$(18,171)	$ 82,301
Net gain (loss) on cash flow derivative hedges	**163,444**	(7,483)	(86,456)
Net (loss) gain reclassified into earnings	**(10,921)**	10,990	(14,016)
Accumulated net gain (loss) on cash flow derivative hedges at end of year	**$137,859**	$(14,664)	$(18,171)

	Changes Related to Cash Flow Derivative Hedges	Change in Defined Benefit Plans	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive loss at beginning of the year	$ (14,664)	$(9,258)	$ (6,880)	$ (30,802)
Current-period change	152,523	3,500	(4,266)	151,757
Accumulated other comprehensive loss at end of year	$137,859	$(5,758)	$(11,146)	$120,955

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. GENERAL

Description of Business

We are a global cruise company. We own five cruise brands, Royal Caribbean International, Celebrity Cruises, Pullmantur Cruises, and Azamara Cruises with 21, eight, four and two ships, respectively, at December 31, 2007, and CDF Croisières de France, which will begin operating one ship in May 2008. Our ships operate on a selection of worldwide itineraries that call on approximately 380 destinations. In addition, we have a 50% investment in a joint venture with TUI Travel PLC ("TUI Travel"), formerly First Choice Holidays PLC, which operates the brand Island Cruises, and we charter one ship to Island Cruises. We also lease one ship under a seasonal vessel operating lease agreement for The Scholar Ship, our education program at sea for graduate and undergraduate students.

Basis for Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Estimates are required for the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation. We consolidate entities over which we have control, usually evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence over financial and operating policies exists, usually evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change in Accounting Principle Related to Drydocking Costs

In the third quarter of 2005, we changed our method of accounting for drydocking costs from the accrual in advance to the deferral method. Under the accrual in advance method, estimated drydocking costs are accrued evenly over the period to the next scheduled drydock. Under the deferral method, drydocking costs incurred are deferred and charged to expense on a straight-line basis over the period to the next scheduled drydock. The deferral method is preferable because it only recognizes the liability when incurred and does not require the use of estimates inherent in the accrual in advance method. The cumulative effect of the change on prior years of $52.5 million, or $0.22 per share on a diluted basis, was included in net income for the year ended December 31, 2005. Other than this one-time gain, the change did not have a material impact on our consolidated financial statements.

Revenues and Expenses

Deposits received on sales of passenger cruises are initially recorded as customer deposit liabilities on our balance sheet. Customer deposits are subsequently recognized as passenger ticket revenues, together with revenues from onboard and other goods and services and all associated direct costs of a voyage, upon completion of voyages with durations of ten days or less, and on a pro rata basis for voyages in excess of ten days.

Cash and Cash Equivalents

Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

Inventories

Inventories consist of provisions, supplies and fuel carried at the lower of cost (weighted-average) or market.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. We capitalize interest as part of the cost of acquiring certain assets. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements' estimated useful lives. The estimated cost and accumulated depreciation of replaced or refurbished ship components are written off and any resulting losses are recognized in cruise operating expenses. Costs of repairs and maintenance are charged to cruise operating expenses as incurred and, commencing in 2005, drydocking costs are deferred and charged to expense on a straight-line basis over the period to the next scheduled drydock. Deferred drydock costs consist of the costs to drydock the vessel and other costs incurred in connection with the drydock which are necessary to maintain the vessel's class certification. Liquidated damages received from shipyards as a result of the late delivery of a new ship are recorded as reductions to the cost basis of the ship. We review long-lived assets for impairment whenever events or changes in circumstances indicate, based on estimated undiscounted future cash flows, that the carrying amount of these assets may not be fully recoverable.

Depreciation of property and equipment is computed using the straight-line method over estimated useful lives of primarily 30 years for ships, net of a 15% projected residual value, and three to 40 years for other property and equipment. Depreciation for assets under capital leases and leasehold improvements is computed using the shorter of the lease term or related asset life. (See Note 4. *Property and Equipment.*)

Goodwill

Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets acquired. We review goodwill for impairment at the reporting unit level annually, or when events or circumstances dictate, more frequently. The impairment review for goodwill consists of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. If the fair value of the reporting unit exceeds the carrying value, no further analysis or write-down of goodwill is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written down to its implied fair value.

Intangible Assets

In connection with our acquisitions, we have acquired certain intangible assets of which value has been assigned to them based on our estimates. Intangible assets that are deemed to have an indefinite life are not amortized, but are subject to an annual impairment test, or when events or circumstances dictate, more frequently. The indefinite-life intangible asset impairment test consists of a comparison of the fair value of the indefinite-life intangible asset with its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. If the fair value exceeds its carrying amount, the indefinite-life intangible asset is not considered impaired.

Other intangible assets assigned finite useful lives are amortized on a straight-line basis over their estimated useful lives.

Advertising Costs

Advertising costs are expensed as incurred except those costs, which result in tangible assets, such as brochures, which are treated as prepaid expenses and charged to expense as consumed. Advertising costs consist of media advertising as well as brochure, production and direct mail costs. Media advertising was $153.4 million, $141.3 million and $139.1 million, and brochure, production and direct mail costs were $99.0 million, $89.5 million and $86.9 million for the years 2007, 2006 and 2005, respectively.

Derivative Instruments

We enter into various forward, swap and option contracts to manage our interest rate exposure and to limit our exposure to fluctuations in foreign currency exchange rates and fuel prices. These instruments are designated as hedges and are recorded on the balance sheet at their fair value. Our derivative instruments are not held for trading or speculative purposes.

At inception of the hedge relationship, a derivative instrument that hedges the exposure to changes in the fair value of a recognized asset or liability, or a firm commitment is designated as a fair value hedge. A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized asset or liability is designated as a cash flow hedge.

Changes in the fair value of derivatives that are designated as fair value hedges are offset against changes in the fair value of the underlying hedged assets, liabilities or firm commitments. Changes in fair value of derivatives that are designated as cash flow hedges are recorded as a component of accumulated other comprehensive (loss) income until the underlying hedged transactions are recognized in earnings. The foreign-currency transaction gain or loss of our nonderivative financial instrument designated as a hedge of our net investment in our foreign operations is recognized as a component of accumulated other comprehensive income along with the associated foreign currency translation adjustment of the foreign operation.

On an ongoing basis, we assess whether derivatives used in hedging transactions are "highly effective" in offsetting changes in the fair value or cash flow of hedged items. If it is determined that a derivative is not highly effective as a hedge or hedge accounting is discontinued, any change in fair value of the derivative since the last date at which it was determined to be effective is recognized in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations.

Cash flows from derivative instruments that are designated as fair value or cash flow hedges are classified in the same category as the cash flows from the underlying hedged items. In the event that hedge accounting is discontinued, cash flows subsequent to the date of discontinuance are classified consistent with the nature of the instrument.

Foreign Currency Translations and Transactions

We translate assets and liabilities of our foreign subsidiaries whose functional currency is the local currency, at exchange rates in effect at the balance sheet date. We translate revenues and expenses at weighted-average exchange rates for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included as a component of accumulated other comprehensive (loss) income, which is reflected as a separate component of shareholders' equity. Exchange gains or losses arising from the remeasurement of monetary assets and liabilities denominated in a currency other than the functional currency of the entity involved are immediately included in our earnings, unless certain liabilities have been designated to act as a hedge of a net investment in a foreign operation. The majority of our transactions are settled in United States dollars. Gains or losses resulting from transactions denominated in other currencies are recognized in income at each balance sheet date.

Concentrations of Credit Risk

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty nonperformance under derivative instruments and new ship progress payment guarantees, is considered minimal, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate nonperformance by any of our significant counterparties. In addition, we have established guidelines regarding credit ratings and investment maturities that we follow to maintain safety and liquidity. We do not normally require collateral or other security to support credit relationships; however, in certain circumstances this option is available to us. We normally require guarantees to support new ship progress payments to shipyards.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share incorporates the incremental shares issuable upon the assumed exercise of stock options and conversion of potentially dilutive securities. In addition, net income is adjusted to add back the amount of interest recognized in the period associated with convertible dilutive securities. (See Note 9. *Earnings Per Share*.)

Stock-Based Employee Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123R"). SFAS 123R requires the measurement and recognition of compensation expense at the fair value of employee stock awards. Compensation expense for awards and related tax effects is recognized as they vest. Through December 31, 2005, we used the intrinsic value method to account for stock-based awards to our employees under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and disclosed pro forma information as if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." We have adopted SFAS 123R using the modified prospective transition method in which we are recognizing compensation expense on the unvested portion of the awards over the remaining vesting period. Under this transition method, prior period results have not been restated. In addition, SFAS 123R requires us to estimate the amount of expected forfeitures in calculating compensation costs for all outstanding awards. Previously, we had accounted for forfeitures as they occurred. As of January 1, 2006, the cumulative effect of adopting the expected forfeiture method and the impact on cash flows was not significant.

The impact of adopting SFAS 123R was a reduction of our net income by approximately $10.3 million and $11.3 million, or $0.05 on a basic and diluted earnings per share basis, for each of the years ended December 31, 2007 and December 31, 2006, respectively.

Segment Reporting

We operate four cruise brands, Royal Caribbean International, Celebrity Cruises, Pullmantur Cruises, and Azamara Cruises, and launched a new brand, CDF Croisières de France, which will commence operations in May 2008. The brands have been aggregated as a single reportable segment based on the similarity of their economic characteristics as well as products and services provided.

Information by geographic area is shown in the table below. Passenger ticket revenues are attributed to geographic areas based on where the reservation originates.

	2007	2006	2005
Passenger ticket revenues:			
North America	70%	82%	85%
All other countries	30%	18%	15%

North America includes the United States which represents 63.4%, 75.8% and 78.9% of total consolidated passenger ticket revenue for 2007, 2006 and 2005, respectively.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. We adopted FIN 48 on January 1, 2007. The adoption did not have a material impact on our 2007 consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a formal framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective the first fiscal year beginning after November 15, 2007, and interim periods within that fiscal year, and is applied prospectively with the exception of certain financial instruments. In February 2008, the FASB issued a FASB Staff Position ("FSP") that amends SFAS 157 to delay the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. In February 2008, the FASB also issued an FSP that would exclude leasing transactions accounted for under SFAS No. 13, *"Accounting for Leases,"* and its related interpretive accounting pronouncements. We do not expect the adoption of SFAS 157 and related guidance to have a material impact on our 2008 consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS 159"). Under SFAS 159, entities will have the option to measure certain financial instruments and other items at fair value that are not currently measured at fair value. At the effective date, a company may elect the fair value option for eligible items that exist at that date. The effect of this election is reported as a cumulative effect adjustment to the opening balance of retained earnings in the year of adoption. SFAS 159 is effective the first fiscal year beginning after November 15, 2007. The adoption of SFAS 159 will not have a material impact on our 2008 consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations,"* ("SFAS 141R"). SFAS 141R requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction whether full or partial acquisition, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, requires expensing of most transaction and restructuring costs, and requires the acquirer to disclose all information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses, including combinations achieved without transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning after December 15, 2008. We are currently evaluating the impact SFAS 141R may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51,"* ("SFAS 160"). SFAS 160 requires reporting entities to present noncontrolling (minority) interests as equity as opposed to as a liability or mezzanine equity and provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS 160 is effective the first fiscal year beginning after December 15, 2008, and interim periods within that fiscal year. SFAS 160 applies prospectively as of the beginning of the fiscal year SFAS 160 is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented subsequent to adoption. We are currently evaluating the impact SFAS 160 may have on our consolidated financial statements.

Reclassifications

Reclassifications have been made to prior year amounts to conform to the current year presentation.

NOTE 3. BUSINESS COMBINATION

In November 2006, we completed our acquisition of Pullmantur, a Madrid-based cruise and tour operator. The Pullmantur Cruises brand increases our presence in Spain and provides us with an opportunity to further grow our business in Europe and Latin America and to increase our product offerings. Pullmantur Cruises also provides us an opportunity for incremental guest, revenue and earnings growth. We purchased all of the capital stock of Pullmantur for approximately €436.3 million, or approximately $558.9 million. We include Pullmantur's results of operations on a two-month lag to allow for more timely preparation of our consolidated financial statements.

The acquisition was accounted for as a business purchase combination using the purchase method of accounting under the provisions of Statement of Financial Accounting Standards No. 141, *"Business Combinations."* The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess allocated to goodwill. Approximately €352.3 million or $451.4 million was allocated to goodwill and approximately €189.4 million or $242.6 million was allocated to acquired intangible assets.

(in thousands)	U.S. $
Total current assets	$ 58,931
Property and equipment (mostly ships)	366,800
Other non-current assets	5,488
Goodwill	451,355
Other intangible assets	242,600
Current portion of long-term debt	(14,897)
Other current liabilities	(110,520)
Long-term debt	(338,700)
Other long-term liabilities	(102,109)
Net assets acquired	$ 558,948

Of the $242.6 million of acquired intangible assets, approximately €168.6 million or $216.0 million was assigned to the value associated with the awareness and reputation of the Pullmantur brand among its passengers and is considered an indefinite life intangible asset. Amortizable intangible assets identified of approximately €20.8 million or $26.6 million have a weighted-average useful life of approximately 4.8 years. The amount allocated to goodwill was adjusted in 2007 by €20.2 million or approximately $25.9 million as a result of the finalization of the purchase price allocation to the net assets acquired, primarily driven by our completion of the fleet valuation.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	2007	2006
Land	$ 16,288	$ 16,442
Ships	14,284,639	13,225,184
Ships under construction	652,131	557,268
Other	705,304	584,641
	15,658,362	14,383,535
Less – accumulated depreciation and amortization	(3,404,578)	(2,954,429)
	$12,253,784	$11,429,106

Ships under construction include progress payments for the construction of new ships as well as planning, design, interest, commitment fees and other associated costs. We capitalized interest costs of $39.9 million, $27.8 million and $17.7 million for the years 2007, 2006 and 2005, respectively.

NOTE 5. OTHER ASSETS

Variable Interest Entities

Financial Accounting Standard Board Interpretation No. 46 (Revised), *"Consolidation of Variable Interest Entities"* ("FIN 46"), addresses consolidation by business enterprises of Variable Interest Entities ("VIEs"), which are entities in which the equity investors have not provided enough equity to finance its activities or the equity investors (1) cannot directly or indirectly make decisions about the entity's activities through their voting rights or similar rights; (2) do not have the obligation to absorb the expected losses of the entity; (3) do not have the right to receive the expected residual returns of the entity; or (4) have voting rights that are not proportionate to their economic interests and the entity's activities involve or are conducted on behalf of an investor with a disproportionately small voting interest.

We have determined that one of our minority interests, a ship repair facility in which we invested in April 2001, is a VIE; however, we are not the primary beneficiary and accordingly we do not consolidate this entity. As of December 31, 2007, our investment in this entity including equity and loans, which is also our maximum exposure to loss, was approximately $42.9 million.

In conjunction with our acquisition of Pullmantur, we obtained a 49% minority interest in Pullmantur Air, S.A. ("Pullmantur Air"), a small air business that operates two aircraft in support of Pullmantur Cruises' operations. We have determined Pullmantur Air is a VIE for which we are the primary beneficiary and in accordance with FIN 46, we have consolidated the assets and liabilities of Pullmantur Air at their fair value. The assets and liabilities of Pullmantur Air are immaterial to our December 31, 2007 consolidated financial statements.

Other

During 2007, we received proceeds from the repayment of $100.0 million of notes from TUI Travel, which we purchased in March 2006.

In July 2005, TUI Travel redeemed in full its convertible preferred shares. We received $348.1 million in cash, resulting in a net gain of $44.2 million, primarily due to foreign exchange, which was recorded as a component of other income.

NOTE 6. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	2007	2006
Unsecured revolving credit facility, LIBOR plus 0.485% and a facility fee of 0.14% due 2012	$ 30,000	$ 445,000
Unsecured senior notes and senior debentures, 6.75% to 8.75%, due 2008 through 2016, 2018 and 2027	2,623,029	2,804,608
€1.0 billion unsecured senior notes, 5.625%, due 2014	1,437,429	–
€750 million unsecured Bridge Loan, EURIBOR plus 0.625%, due 2007	–	925,110
$570 million unsecured term loan, 3.77% due 2006 through 2013	447,857	529,286
$589 million unsecured term loan, 4.215% due 2007 through 2014	546,929	–
$300 million unsecured term loan, LIBOR plus 0.8%, due 2009 through 2010	200,000	200,000
$225 million unsecured term loan, LIBOR plus 0.75%, due 2006 through 2012	160,695	192,848
€6.0 million unsecured revolving credit lines, EURIBOR plus 0.8% to 1.25% due 2007	–	7,961
Unsecured term loans, LIBOR plus 0.7%, due 2010	200,000	200,000
Secured term loans, LIBOR plus 0.85%, due through 2008	–	61,149
Capital lease obligations	52,333	47,782
	5,698,272	5,413,744
Less – current portion	(351,725)	(373,422)
Long-term portion	$5,346,547	$5,040,322

During 2007, we issued €1.0 billion, or approximately $1.3 billion, of 5.625% senior unsecured notes due 2014 at a price of 99.638% of par. The net proceeds from the offering were used to retire the €701.0 million, or approximately $906.5 million, outstanding balance on our unsecured bridge loan facility obtained to finance our acquisition of Pullmantur. The remainder of the net proceeds, approximately €289.0 million, or approximately $374.8 million, was used to repay a portion of the outstanding balance on our unsecured revolving credit facility. Also in 2007, we entered into interest rate swap agreements that effectively changed this fixed rate debt to EURIBOR-based floating rate debt, and we entered into cross currency swap agreements that effectively changed €300.0 million of floating EURIBOR-based debt to $389.1 million floating LIBOR-based debt.

During 2007, we entered into and drew in full a $589.0 million unsecured term loan due through 2014 at a rate of 4.215%. The proceeds were used towards the purchase of *Liberty of the Seas*, which was delivered in April 2007.

During 2007, we amended and restated our unsecured revolving credit facility to increase the amount available from $1.0 billion to $1.2 billion, reduce the effective interest rate to LIBOR plus 0.485%, change the 0.175% commitment fee to a 0.140% facility fee and extend the maturity date from March 27, 2010 to June 29, 2012.

Under certain of our agreements, the contractual interest rate and commitment fee vary with our debt rating.

The unsecured senior notes and senior debentures are not redeemable prior to maturity.

Our debt agreements contain covenants that require us, among other things, to maintain minimum net worth and fixed charge coverage ratio and limit our Net Debt-to-Capital ratio. We are in compliance with all covenants as of December 31, 2007. Following is a schedule of annual maturities on long-term debt as of December 31, 2007 for each of the next five years (in thousands):

Year	
2008	$351,725
2009	351,318
2010	699,599
2011	703,805
2012	229,316

NOTE 7. SHAREHOLDERS' EQUITY

We declared cash dividends on our common stock of $0.15 per share in each of the quarters of 2007 and 2006.

NOTE 8. STOCK-BASED EMPLOYEE COMPENSATION

As discussed in Note 2, *Summary of Significant Accounting Policies*, we adopted the provisions of SFAS 123R effective January 1, 2006. We have three stock-based compensation plans, which provide for awards to our officers, directors and key employees. The plans consist of a 1990 Employee Stock Option Plan, a 1995 Incentive Stock Option Plan and a 2000 Stock Award Plan. The 1990 Stock Option Plan and the 1995 Incentive Stock Option Plan terminated by their terms in March 2000 and February 2005, respectively. The 2000 Stock Award Plan, as amended, provides for the issuance of (i) incentive and non-qualified stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units and (v) performance shares of up to 13,000,000 shares of our common stock. During any calendar year, no one individual shall be granted awards of more than 500,000 shares. We awarded 271,594, 204,154 and 160,574 restricted stock units in 2007, 2006 and 2005, respectively.

Options and restricted stock units outstanding as of December 31, 2007 vest in equal installments over four to five years from the date of grant. Generally, options and restricted stock units are forfeited if the recipient ceases to be a director or employee before the shares vest. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than ten years after the date of grant.

In September 2006, the Compensation Committee amended the Company's 2000 Stock Award Plan. The amendment extends the period during which a participant must exercise non-qualified options following a termination of service to one year. It also limits the period for exercise of both qualified and non-qualified options following termination of service due to a participant's death or disability to one year. This amendment is effective for options granted on or after September 18, 2006. The amendment did not have any impact on our 2007 and 2006 consolidated financial statements.

We also provide an Employee Stock Purchase Plan to facilitate the purchase by employees of up to 800,000 shares of common stock in the aggregate. Offerings to employees are made on a quarterly basis. Subject to certain limitations, the purchase price for each share of common stock is equal to 90% of the average of the market prices of the common stock as reported on the New York Stock Exchange on the first business day of the purchase period and the last business day of each month of the purchase period. Shares of common stock of 20,759, 18,116 and 14,476 were issued under the ESPP at a weighted-average price of $37.25, $36.00 and $40.83 during 2007, 2006 and 2005, respectively.

Under an executive compensation program approved in 1994, we award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares.

Total compensation expense recognized for employee stock based compensation for the year ended December 31, 2007 was $19.0 million, of which $16.3 million was included within marketing, selling and administrative expenses and $2.7 million within payroll and related expenses. Total compensation expense recognized for employee stock based compensation for the year ended December 31, 2006 was $18.4 million, of which $13.8 million was included within marketing, selling and administrative expenses and $4.6 million within payroll and related expenses.

The following table illustrates the effect on income before cumulative effect of a change in accounting principle, net income and earnings per share as if we had applied the fair value recognition provisions of SFAS 123 to such compensation for the year ended December 31, 2005 (in thousands, except per share data):

Income before cumulative effect of a change in accounting principle	$663,465
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(9,732)
Pro forma income before cumulative effect of a change in accounting principle	653,733
Add: Interest on dilutive convertible notes	48,128
Pro forma income before cumulative effect of a change in accounting principle for diluted earnings per share	$701,861
Net income, as reported	$715,956
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(9,732)
Pro forma net income	706,224
Add: Interest on dilutive convertible notes	48,128
Pro forma net income for diluted earnings per share	$754,352
Weighted-average common shares outstanding	206,217
Dilutive effect of stock options and restricted stock awards	2,498
Dilutive effect of convertible notes	25,772
Diluted weighted-average shares outstanding	234,487
Earnings per share before cumulative effect of a change in accounting principle:	
Basic – as reported	$ 3.22
Basic – pro forma	$ 3.17
Diluted – as reported	$ 3.03
Diluted – pro forma	$ 2.99
Earnings per share:	
Basic – as reported	$ 3.47
Basic – pro forma	$ 3.42
Diluted – as reported	$ 3.26
Diluted – pro forma	$ 3.22

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The estimated fair value of stock options, less estimated forfeitures, is amortized over the vesting period using the graded-vesting method. The assumptions used in the Black-Scholes option-pricing model are as follows:

	2007	2006	2005
Dividend yield	**1.3%**	1.4%	1.0%
Expected stock price volatility	**28.0%**	33.0%	48.8%
Risk-free interest rate	**4.8%**	4.5%	3.5%
Expected option life	**5 years**	5 years	5 years

Upon the adoption of SFAS 123R, expected volatility was based on a combination of historical and implied volatilities. The risk-free interest rate is based on U.S. Treasury zero coupon issues with a remaining term equal to the expected option life assumed at the date of grant. The expected term was calculated based on historical experience and represents the time period options actually remain outstanding. We estimated forfeitures based on historical pre-vesting forfeitures and shall revise those estimates in subsequent periods if actual forfeitures differ from those estimates. For purposes of calculating pro forma information for the period prior to fiscal 2006, we accounted for forfeitures as they occurred.

Stock options activity and information about stock options outstanding are summarized in the following tables:

Stock Options Activity

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value[1] (in thousands)
Outstanding at January 1, 2007	6,307,553	$32.85	5.41	$65,035
Granted	755,566	$44.71		
Exercised	(853,217)	$23.05		
Canceled	(555,229)	$40.71		
Outstanding at December 31, 2007	5,654,673	$35.14	5.12	$50,692
Options Exercisable at December 31, 2007	3,935,776	$31.39	3.79	$48,869

[1] The intrinsic value represents the amount by which the fair value of stock exceeds the option exercise price as of December 31, 2007.

Stock Options Outstanding

	As of December 31, 2007				
	Outstanding			Exercisable	
Exercise Price Range	Number of Options	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$ 9.55 – $20.30	1,086,480	3.82 years	$12.25	1,061,280	$12.10
$21.71 – $28.88	794,274	2.84 years	$25.81	790,524	$25.79
$29.93 – $40.06	955,320	5.53 years	$37.66	699,809	$37.51
$40.50 – $51.23	2,818,599	6.12 years	$45.74	1,384,163	$46.29
	5,654,673	5.12 years	$35.14	3,935,776	$31.39

The weighted-average estimated fair value of stock options granted was $12.93, $14.03 and $20.37 during the years ended December 31, 2007, 2006 and 2005, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $16.8, $22.3 and $24.9 million, respectively. As of December 31, 2007, there was approximately $9.3 million of total unrecognized compensation cost, net of estimated forfeitures, related to stock options granted under our stock incentive plans which is expected to be recognized over a weighted-average period of 1.2 years.

Restricted stock units are converted into shares of common stock upon vesting on a one-for-one basis. The cost of these awards is determined using the fair value of our common stock on the date of the grant, and compensation expense is recognized over the vesting period. Restricted stock activity is summarized in the following table:

Restricted Stock Activity

	Number of Awards	Weighted-Average Grant Date Fair Value
Non-vested share units at January 1, 2007	381,467	$43.56
Granted	271,594	$45.00
Vested	(127,248)	$43.24
Canceled	(39,303)	$43.78
Non-vested share units expected to vest at December 31, 2007	486,510	$44.43

The weighted-average estimated fair value of restricted stock units granted during the year ended December 31, 2006 and 2005 were $43.61 and $46.56, respectively. As of December 31, 2007, we had $7.4 million of total unrecognized compensation expense, net of estimated forfeitures, related to restricted stock unit grants, which will be recognized over the weighted-average period of 1.4 years.

NOTE 9. EARNINGS PER SHARE

A reconciliation between basic and diluted earnings per share is as follows (in thousands, except per share data):

Year Ended December 31,	2007	2006	2005
Income before cumulative effect of a change in accounting principle	$603,405	$633,922	$663,465
Cumulative effect of a change in accounting principle (Note 2)	–	–	52,491
Net income	603,405	633,922	715,956
Interest on dilutive convertible notes	–	17,237	48,128
Net income for diluted earnings per share	$603,405	$651,159	$764,084
Weighted-average common shares outstanding	212,784	210,703	206,217
Dilutive effect of stock options and restricted stock awards	1,471	1,725	2,725
Dilutive effect of convertible notes	–	9,057	25,772
Diluted weighted-average shares outstanding	214,255	221,485	234,714
Basic earnings per share:			
Income before cumulative effect of a change in accounting principle	$ 2.84	$ 3.01	$ 3.22
Cumulative effect of a change in accounting principle (Note 2)	$ –	$ –	$ 0.25
Net income	$ 2.84	$ 3.01	$ 3.47
Diluted earnings per share:			
Income before cumulative effect of a change in accounting principle	$ 2.82	$ 2.94	$ 3.03
Cumulative effect of a change in accounting principle (Note 2)	$ –	$ –	$ 0.22
Net income	$ 2.82	$ 2.94	$ 3.26

Diluted earnings per share did not include options to purchase 2.8 million, 3.2 million and 1.3 million shares for each of the years ended December 31, 2007, 2006 and 2005, respectively, because the effect of including them would have been antidilutive. Also, diluted earnings per share in 2005 did not include 0.2 million shares we received in 2006 in connection with the settlement of an Accelerated Share Repurchase ("ASR") transaction because the effect of including them would have been antidilutive.

NOTE 10. RETIREMENT PLAN

We maintain a defined contribution pension plan covering full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants' salaries and years of service, not to exceed certain maximums. Pension expenses were $15.1 million, $13.9 million and $12.8 million for the years ended December 31, 2007, 2006 and 2005, respectively, for the plan.

NOTE 11. INCOME TAXES

We and the majority of our subsidiaries are currently exempt from United States corporate tax on United States source income from the international operation of ships pursuant to Section 883 of the Internal Revenue Code. Regulations under Section 883 have limited the activities that are considered the international operation of a ship or incidental thereto. Accordingly, our provision for United States federal and state income taxes includes taxes on certain activities not considered incidental to the international operation of our ships.

Additionally, some of our ship-operating subsidiaries are subject to income tax under the tonnage tax regimes of Malta or the United Kingdom. Under these regimes, income from qualifying activities is not subject to corporate income tax. Instead, these subsidiaries are subject to a tonnage tax computed by reference to the tonnage of the ship or ships registered under the relevant provisions of the tax regimes. Income from activities not considered qualifying activities, which we do not consider significant, remains subject to Maltese or United Kingdom corporate income tax.

Income tax expense for items not qualifying under Section 883 or under tonnage tax regimes, and for the remainder of our subsidiaries was not significant for the years ended December 31, 2007, 2006 and 2005.

We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries. Consequently, no deferred income taxes have been provided for the distribution of these earnings.

NOTE 12. DERIVATIVES

Fair Value Hedges

During 2007, 2006 and 2005, we recognized in earnings a net loss of approximately $8.4 million, $1.2 million and $0.7 million, respectively, which represented the total ineffectiveness of all fair value hedges. During 2007, we recognized a gain of approximately $21.4 million related to derivative instruments associated with firm commitments which no longer qualified as fair value hedges. The gain primarily represents changes in the fair value of the derivative instruments from the last date the instruments were effective to the termination of the instruments. These amounts are reported in other income (expense) in our consolidated statements of operations.

Cash Flow Hedges

During 2007, 2006 and 2005, we recognized in earnings, a net gain of $1.1 million, a net loss of $0.5 million and a net gain of $1.4 million, respectively, which represented the total ineffectiveness of all cash flow hedges. In addition, we recognized a gain of $1.7 million related to certain derivative instruments which were no longer effective as cash flow hedges. These amounts are reported in other income (expense) in our consolidated statements of operations.

At December 31, 2007, $59.8 million of estimated unrealized net gains associated with our cash flow hedges are expected to be reclassified as earnings from other accumulated comprehensive income within the next twelve months. Reclassification is expected to occur primarily as the result of fuel consumption associated with our hedged forecasted fuel purchases. At December 31, 2007, we have hedged the variability in future cash flows for certain forecasted transactions occurring through the second half of 2011.

Hedge of Net Investment in a Foreign Operation

In 2006, in conjunction with our acquisition of Pullmantur Cruises, we obtained a bridge loan with a notional amount of €750.0 million, or approximately $960.5 million, of which we drew €701.0 million, or approximately $925.1 million, to finance the acquisition. We designated a portion of this bridge loan, approximately €478.8 million, or approximately $631.8 million, as a nonderivative hedge of our net investment in Pullmantur Cruises and, accordingly, included approximately $18.7 million of foreign-currency transaction losses in the foreign currency translation adjustment component of accumulated other comprehensive loss at December 31, 2006.

In 2007, prior to repaying the bridge loan, we included approximately $12.7 million of foreign-currency transaction gains in the foreign currency translation adjustment component of accumulated other comprehensive loss.

Subsequent to repayment of the bridge loan, we issued €1.0 billion unsecured senior notes to refinance the acquisition of Pullmantur Cruises and to repay amounts under our $1.2 billion revolving credit facility. During 2007, we designated a portion of the €1.0 billion unsecured senior notes as a nonderivative hedge of our net investment in Pullmantur Cruises. The designated portion was approximately €466.0 million, or approximately $679.9 million at December 31, 2007. Accordingly, we included approximately $76.7 million of foreign-currency transaction losses related to the €1.0 billion unsecured senior notes in the foreign currency translation adjustment component of accumulated other comprehensive loss. The total net foreign currency transaction loss recorded in the foreign currency translation adjustment component of accumulated other comprehensive loss was approximately $64.0 million as of December 31, 2007.

NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of certain of our financial instruments are as follows (in thousands):

	2007	2006
Long-term debt (including current portion of long-term debt)	**$5,558,984**	$5,474,988
Foreign currency forward contracts in a net gain position	**413,652**	104,159
Interest rate swap agreements in a net receivable position	**23,437**	5,856
Fuel swap agreements in a net receivable (payable) position	**68,595**	(20,456)
Cross currency swap agreements in a net receivable position	**53,952**	-

The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 2007 or 2006, or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. Our financial instruments are not held for trading or speculative purposes.

Our exposure under foreign currency contracts, interest rate and fuel swap agreements is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts, all of which are currently our lending banks. To minimize this risk, we select counterparties with credit risks acceptable to us and we limit our exposure to an individual counterparty. Furthermore, all foreign currency forward contracts are denominated in relatively stable currencies.

Long-Term Debt

The fair values of our senior notes and senior debentures were estimated by obtaining quoted market prices. The fair values of all other debt were estimated using the present value of expected future cash flows.

Foreign Currency Contracts

The fair values of our foreign currency forward contracts were estimated using the present value of expected future cash flows. Our exposure to market risk for fluctuations in foreign currency exchange rates relates to seven ship construction contracts and forecasted transactions. We use foreign currency forward contracts to mitigate the impact of fluctuations in foreign currency exchange rates. As of December 31, 2007, we had foreign currency forward contracts in a notional amount of €3.9 billion maturing through 2011. As of December 31, 2007, the fair value of our foreign currency forward contracts was a net unrealized gain of approximately $413.7 million. At December 31, 2006, the fair value of our foreign currency forward contracts was a net unrealized gain of approximately $104.2 million. At December 31, 2007, approximately 7.7% of the aggregate cost of the ships was exposed to fluctuations in the euro exchange rate.

Interest Rate Swap Agreements

The fair values of our interest rate swap agreements were estimated based on the present value of expected future cash flows. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense related to our long-term debt obligations.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. As of December 31, 2007, we had interest rate swap agreements, designated as fair value hedges, which exchanged fixed U.S. dollar interest rates for floating U.S. dollar interest rates in a notional amount of $350.0 million, maturing in 2016, and exchanged fixed Euro interest rates for floating Euro interest rates in a notional amount of €1.0 billion, maturing in 2014.

Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates. As of December 31, 2007, we had an interest rate swap agreement, designated as a cash flow hedge, which exchanges floating rate term debt for a fixed interest rate of 4.40% in a notional amount of $25.0 million, maturing in January 2008.

Fuel Swap Agreements
The fair values of our fuel swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in fuel prices relates to the forecasted consumption of fuel on our ships. We use fuel swap agreements to mitigate the impact of fluctuations in fuel prices. As of December 31, 2007 and 2006, we had fuel swap agreements, designated as cash flow hedges, to pay fixed prices for fuel with an aggregate notional amount of $223.9 million, maturing through 2009, and $205.3 million, maturing through 2008, respectively.

Cross Currency Swap Agreements
The fair values of our cross currency swap agreements were estimated based on the present value of expected future cash flows. Our exposure to market risk for fluctuations in foreign currency exchange rates relates to our euro-denominated long-term debt. As of December 31, 2007 we had cross currency swap agreements designated as fair value hedges with an estimated fair value of $54.0 million, maturing in 2014.

Other Financial Instruments
The carrying amounts of all other financial instruments approximate fair value at December 31, 2007 and 2006.

NOTE 14. COMMITMENTS AND CONTINGENCIES

Capital Expenditures
As of December 31, 2007, we had one Freedom-class ship, two ships of a new Project Genesis class and four Solstice-class ships on order for an aggregate additional capacity of approximately 25,800 berths. The aggregate cost of the ships is approximately $7.0 billion, of which we have deposited $499.6 million as of December 31, 2007. (See Note 13. *Fair Value of Financial Instruments*).

As of December 31, 2007, we anticipated overall capital expenditures, including the seven ships on order, will be approximately $1.9 billion for 2008, $2.0 billion for 2009, $2.2 billion for 2010 and $1.0 billion for 2011.

Recently we reached an agreement with Meyer Werft to build a fifth Solstice-class ship for Celebrity Cruises, subject to certain conditions, for an additional capacity of approximately 2,850 berths, expected to enter service in the fourth quarter of 2012. Based on current exchange rates, we estimate the all-in cost of this ship will be approximately $912.0 million. This amount is not included in the anticipated overall capital expenditures reflected above.

Litigation
In April 2005, a purported class action lawsuit was filed in the United States District Court for the Southern District of Florida alleging that Celebrity Cruises improperly requires its cabin stewards to share guest gratuities with assistant cabin stewards. The suit sought payment of damages, including penalty wages under the U.S. Seaman's Wage Act. In March 2006, the Southern District of Florida dismissed the suit and held that the case should be arbitrated pursuant to the arbitration provision in Celebrity's collective bargaining agreement. In June 2007, the United States 11th Circuit Court of Appeals affirmed the District Court's order dismissing the suit and subsequently denied the plaintiff's petition for re-hearing and petition for re-hearing enbanc. In January 2008, the United States Supreme Court denied the plaintiff's petition requesting that the Court grant certiorari jurisdiction over the action. We are not able at this time to estimate the impact of this proceeding on us.

In January 2006, a purported class action lawsuit was filed in the United States District Court for the Southern District of New York alleging that we infringed rights in copyrighted works and other intellectual property by presenting performances on our cruise ships without securing the necessary licenses. The suit seeks payment of damages, disgorgement of profits and a permanent injunction against future infringement. In April 2006, we filed a motion to sever and transfer the case to the United States District Court for the Southern District of Florida. The motion is pending. We are not able at this time to estimate the impact of this proceeding on us.

We have a lawsuit pending in the Circuit Court for Miami-Dade County, Florida against Rolls Royce, co-producer of the Mermaid pod-propulsion system on Millennium-class ships, for the recurring Mermaid pod failures. Alstom Power Conversion, the other co-producer of the pod-propulsion system, settled out of this suit in January 2006 for $38.0 million. The $38.0 million settlement resulted in a gain of $36.0 million, net of reimbursements to insurance companies, which we have recorded within other income in our consolidated statements of operations for the year ended December 31, 2006. We are not able at this time to estimate the outcome to us of the Rolls Royce proceeding.

Celebrity Cruises has been awarded damages in connection with its pending case in New York federal court against Essef Corp. for claims stemming from a 1994 outbreak of Legionnaires' disease on one of Celebrity Cruises' ships. The award reflects the culmination of two jury trials held in June 2006 and June 2007, respectively, as most recently modified by the trial judge in January 2008. Judgment has not yet been entered and when entered, the judgment is subject to appeal. The award would result in a net payment to Celebrity Cruises (after costs and payment to insurers) of approximately $15.0 million. We are not able at this time to estimate the outcome of this proceeding, and as of December 31, 2007, no amount of this award has been recognized in our consolidated financial statements.

In July 2006, a purported class action lawsuit was filed in the United States District Court for the Central District of California alleging that we failed to timely pay crew wages and failed to pay proper crew overtime. The suit seeks payment of damages, including penalty wages under the U.S. Seaman's Wage Act and equitable relief damages under the California Unfair Competition Law. In December 2006, the District Court granted our motion to dismiss the claim and held that it should be arbitrated pursuant to the arbitration provision in Royal Caribbean's collective bargaining agreement. In January 2007, the plaintiffs appealed the order to the United States Ninth Circuit Court of Appeals. We are not able at this time to estimate the impact of this proceeding.

The Miami District Office of the U.S. Equal Employment Opportunity Commission ("EEOC") has alleged that certain of our shipboard employment practices do not comply with U.S. employment laws. In June 2007, the EEOC proposed payment of monetary sanctions and certain remedial actions. We are reviewing the matter with the EEOC, and no legal proceedings have been initiated. We do not believe that this matter will have a material adverse impact on our financial condition or results of operations.

The Office of the Attorney General for the State of Florida is conducting a review of our fuel supplement that we implemented in the fourth quarter of 2007 on our Royal Caribbean International, Celebrity Cruises and Azamara cruise brands. In addition, we have been informed that the same office is conducting an investigation to determine whether there is or has been a violation of state or Federal anti-trust laws in connection with the setting by us and other cruise line operators of our respective fuel supplements. We are cooperating with the Attorney General's office in connection with this review and investigation. The outcome of this review and investigation will not have an impact to our 2007 consolidated financial statements. At this time, we are unable to determine the impact of this item on our 2008 consolidated financial statements.

In February 2008, a purported class action lawsuit was filed in the United States District Court for the Southern District of Florida. The lawsuit alleges, among other things, that we, other cruise lines and a trade association violated Federal anti-trust laws or state deceptive and unfair trade practices laws by conspiring to fix the prices of the fuel supplements announced by the various cruise lines or misleading consumers as to the relationship between each cruise line's fuel costs and the fuel supplements it is charging its customers. We are not able at this time to estimate the impact of this proceeding on us.

We are routinely involved in other claims typical within the cruise vacation industry. The majority of these claims are covered by insurance. We believe the outcome of such claims, net of expected insurance recoveries, will not have a material adverse impact on our financial condition or results of operations.

Operating Leases

In 2002, we entered into an operating lease denominated in British pound sterling for the *Brilliance of the Seas*. The lease payments vary based on sterling LIBOR. The lease has a contractual life of 25 years; however, the lessor has the right to cancel the lease at years 10 and 18. Accordingly, the lease term for accounting purposes is 10 years. In the event of early termination at year 10, we have the option to cause the sale of the vessel at its fair value and use the proceeds toward the applicable termination obligation plus any unpaid amounts due under the contractual term of the lease. Alternatively, we can make a termination payment of approximately £126.0 million, or approximately $250.3 million based on the exchange rate at December 31, 2007, if the lease is canceled in 2012, and relinquish our right to cause the sale of the vessel. This is analogous to a guaranteed residual value. This termination amount, which is our maximum exposure, has been included in the table below for noncancelable operating leases. Under current circumstances we do not believe early termination of this lease is probable.

Under the *Brilliance of the Seas* operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates, capital allowance deductions and certain unfavorable determinations which may be made by United Kingdom tax authorities. These indemnifications could result in an increase in our lease payments. We are unable to estimate the maximum potential increase in our lease payments due to the various circumstances, timing or a combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification under the provisions of the lease in any material amount is probable.

In addition, we are obligated under other noncancelable operating leases primarily for offices, warehouses and motor vehicles. As of December 31, 2007, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

Year	
2008	$ 67,042
2009	59,498
2010	53,439
2011	50,587
2012	278,954
Thereafter	36,227
	$545,747

Total expense for all operating leases amounted to $65.6 million, $57.0 million and $57.9 million for the years 2007, 2006 and 2005, respectively.

Other

Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification in any material amount is probable.

If any person other than A. Wilhelmsen AS. and Cruise Associates, our two principal shareholders, acquires ownership of more than 30% of our common stock and our two principal shareholders, in the aggregate, own less of our common stock than such person and do not collectively have the right to elect, or to designate for election, at least a majority of the board of directors, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our liquidity and operations.

At December 31, 2007, we have future commitments to pay for our usage of certain port facilities, marine consumables, services and maintenance contracts as follows (in thousands):

Year	
2008	$123,722
2009	74,511
2010	65,089
2011	66,728
2012	70,141
Thereafter	230,249
	$630,440

NOTE 15. RELATED PARTIES

A. Wilhelmsen AS. and Cruise Associates collectively own approximately 35.7% of our common stock and are parties to a shareholders' agreement which provides that our board of directors will consist of four nominees of A. Wilhelmsen AS., four nominees of Cruise Associates and our Chief Executive Officer. They have the power to determine, among other things, our policies and the policies of our subsidiaries and actions requiring shareholder approval.

NOTE 16. SUBSEQUENT EVENTS

In February 2008, we entered into a $530.0 million unsecured term loan due through 2015. We have elected to have the entire loan amount bear interest at LIBOR plus the then applicable margin. We intend to use the proceeds of the loan towards the purchase of *Independence of the Seas*.

NOTE 17. QUARTERLY SELECTED FINANCIAL DATA (UNAUDITED)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
(in thousands, except per share data)	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Total revenues[1]	**$1,223,126**	$1,146,536	**$1,481,325**	$1,292,984	**$1,953,592**	$1,636,851	**$1,491,095**	$1,153,215
Operating income	**$ 79,643**	$ 141,051	**$ 200,883**	$ 184,244	**$ 482,834**	$ 419,609	**$ 137,974**	$ 113,542
Net income (loss)	**$ 8,825**	$ 119,499	**$ 128,745**	$ 122,427	**$ 395,000**	$ 345,372	**$ 70,834**	$ 46,624
Earnings (loss) per share:								
Basic	**$ 0.04**	$ 0.57	**$ 0.61**	$ 0.58	**$ 1.85**	$ 1.66	**$ 0.33**	$ 0.22
Diluted	**$ 0.04**	$ 0.55	**$ 0.60**	$ 0.57	**$ 1.84**	$ 1.63	**$ 0.33**	$ 0.22
Dividends declared per share	**$ 0.15**	$ 0.15	**$ 0.15**	$ 0.15	**$ 0.15**	$ 0.15	**$ 0.15**	$ 0.15

[1] Our revenues are seasonal based on the demand for cruises. Demand is strongest for cruises during the North American summer months and holidays.

MARKET INFORMATION

Our common stock is listed on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE") under the symbol "RCL". The table below sets forth the intra-day high and low prices of our common stock as reported by the NYSE and the OSE for the two most recent years by quarter:

	NYSE Common Stock		OSE Common Stock [1]	
	High	Low	High	Low
2007				
Fourth Quarter	$43.45	$37.52	243.50	205.00
Third Quarter	42.53	36.03	251.00	203.50
Second Quarter	44.62	40.43	268.00	244.00
First Quarter	45.34	38.68	290.00	243.00
2006				
Fourth Quarter	$43.97	$38.06	282.00	243.00
Third Quarter	39.28	32.47	260.00	203.50
Second Quarter	43.86	35.00	280.00	213.00
First Quarter	46.77	40.59	316.50	271.00

[1] Denominated in Norwegian kroner.

As of February 12, 2008 there were 1,058 record holders of our common stock. Since certain of our shares are held indirectly, the foregoing number is not representative of the number of beneficial owners.

DIVIDENDS

We declared cash dividends on our common stock of $0.15 per share in each of the quarters of 2007 and 2006.

Holders of our common stock have an equal right to share in our profits in the form of dividends when declared by our board of directors out of funds legally available for the distribution of dividends. Holders of our common stock have no rights to any sinking fund.

There are no exchange control restrictions on remittances of dividends on our common stock. Since (1) we are and intend to maintain our status as a nonresident Liberian entity under the Revenue Code of Liberia (2000) and the regulations thereunder, and (2) our ship-owning subsidiaries are not now engaged, and are not in the future expected to engage, in any business in Liberia, including voyages exclusively within the territorial waters of the Republic of Liberia, under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of our securities other than to a holder that is a resident Liberian entity or a resident individual or an individual or entity subject to taxation in Liberia as a result of having a permanent establishment within the meaning of the Revenue Code of Liberia (2000) in Liberia.

The declaration of dividends shall at all times be subject to the final determination of our board of directors that a dividend is prudent at that time in consideration of the needs of the business. The shareholders agreement provides that A. Wilhelmsen AS. and Cruise Associates will from time to time consider our dividend policy with due regard for the interests of the shareholders in maximizing the return on their investment and our ability to pay such dividends. The shareholders agreement also provides that payment of dividends will depend, among other factors, upon our earnings, financial position and capital requirements and the income and other tax liabilities of A. Wilhelmsen AS., Cruise Associates and their respective affiliates relating to their ownership of common stock.

ISSUER PURCHASES OF EQUITY SECURITIES

None.

STOCK PERFORMANCE GRAPH

The following graph compares the performance of the Company's common stock with the performance of the Standard & Poor's 500 Composite Stock Index and the Dow Jones U.S. Travel and Leisure Index for a five year period by measuring the changes in common stock prices from December 31, 2002 to December 31, 2007.


$400
$350
$300
$250
$200
$150
$100
$ 50
$ 0
12/02
12/03
12/04
12/05
12/06
12/07
Royal Caribbean Cruises Ltd.
S&P 500
Dow Jones US Travel & Leisure

	12/02	12/03	12/04	12/05	12/06	12/07
Royal Caribbean Cruises Ltd.	$100.00	$213.36	$337.80	$283.05	$263.86	$274.59
S&P 500	$100.00	$128.68	$142.69	$149.70	$173.34	$182.87
Dow Jones US Travel & Leisure	$100.00	$142.61	$183.31	$186.31	$228.12	$224.91

The stock performance graph assumes for comparison that the value of the Company's Common Stock and of each index was $100 on December 31, 2002 and that all dividends were reinvested. Past performance is not necessarily an indicator of future results.

ANNUAL MEETING

The annual meeting will be held on Tuesday, May 13, 2008 at 9 a.m. at the J.W. Marriott, 1109 Brickell Avenue in Miami, Florida.

CORPORATE GOVERNANCE

We are committed to act in the highest ethical manner and to conduct our worldwide operations with honesty, fairness, integrity and trustworthiness. We have adopted a Code of Business Conduct and Ethics that applies to all of our employees.

The principal listing of our common stock is on the NYSE. We adhere to the Corporate Governance Listing Standards of the NYSE, which have been approved by the U.S. Securities and Exchange Commission. We have adopted Corporate Governance Principles which we believe comply with such listing standards. On July 2, 2007, our chief executive officer submitted an annual certification to the NYSE that stated he was not aware of any violation by us of the NYSE Corporate Governance Listing Standards. Our chief executive officer and chief financial officer have furnished certifications regarding the quality of our public disclosure. These certifications are included as Exhibits 31.1, 31.2 and 32 of our annual report on Form 10-K for the year ended December 31, 2007.

The Corporate Governance Listing Standards of the NYSE are available at www.nyse.com/regulation/listed/1101074752625.html. Our Corporate Governance Principles and Code of Business Conduct and Ethics are available at www.rclinvestor.com.

ADDITIONAL INFORMATION

You also may obtain copies of our annual reports, quarterly financial reports, press releases and corporate governance documents **free of charge** through our Investor Relations website at www.rclinvestor.com or by contacting the Investor Relations Department at our corporate headquarters.

CORPORATE OFFICE

Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132
(305) 539-6000
(305) 539-4440 – TDD
www.royalcaribbean.com
www.celebritycruises.com
www.azamaracruises.com
www.pullmantur.es
www.cdfcroisieresdefrance.com
www.rclinvestor.com

INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami, Florida 33131-2330

COMMON STOCK

Transfer Agent & Registrar
American Stock Transfer & Trust Company
10150 Mallard Creek Road
Suite 307
Charlotte, North Carolina 28288
www.amstock.com

MOHAWK
manufactured with windpower

The cover and narrative sections of this book are printed on elemental chlorine-free Sappi McCoy® Silk which contains 10% post-consumer fiber. The financial section of this book is printed on elemental chlorine-free Mohawk VIA® Smooth. One hundred percent of the energy used to manufacture the Sappi McCoy® and the Mohawk VIA® was generated with Green-e certified renewable energy.

cover and narrative stock contain 10% post-consumer fiber

Design: www.crittgraham.com


Royal Caribbean Cruises Ltd.

2007 BOARD OF DIRECTORS

from left to right

BERNARD W. ARONSON, Managing Partner, ACON Investments, LLC

WILLIAM K. REILLY, Founding Partner, Aqua International Partners L.P.

WILLIAM L. KIMSEY, Ernst & Young (retired)

LAURA D. B. LAVIADA, Founder, Area Editores

THOMAS J. PRITZKER, Chairman and Chief Executive Officer, The Pritzker Organization

EYAL OFER, Chairman, Carlyle M. G. Limited

ARNE ALEXANDER WILHELMSEN, President and Chief Executive Officer, AWILHELMSEN MANAGEMENT

ARVID GRUNDEKJOEN, Chairman of the Supervisory Board, AWILHELMSEN MANAGEMENT

GERT W. MUNTHE, Managing Partner, Herkules Capital

BERNT REITAN, Executive Vice President and Group President, Global Primary Products ALCOA

RICHARD D. FAIN, Chairman and Chief Executive Officer, Royal Caribbean Cruises Ltd.

EXECUTIVE OFFICERS

RICHARD D. FAIN, Chairman and Chief Executive Officer, Royal Caribbean Cruises Ltd.

ADAM M. GOLDSTEIN, President and Chief Executive Officer, Royal Caribbean International

DANIEL J. HANRAHAN, President and Chief Executive Officer, Celebrity Cruises and Azamara Cruises

BRIAN J. RICE, Executive Vice President and Chief Financial Officer, Royal Caribbean Cruises Ltd.

HARRI U. KULOVAARA, Executive Vice President, Maritime, Royal Caribbean Cruises Ltd.



ROYAL CARIBBEAN CRUISES LTD.

1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132

END